Form 10-K405, Exhibit 13
period 1996-12-31
GEORGIA GULF CORP /DE/
filed 1997-03-28
CIK 805264

                             FINANCIAL HIGHLIGHTS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

Results of Operations
For the Year Ended  (In thousands, except per share data)        1996         1995       1994       1993        1992
------------------------------------------------------------------------------------------------------------------------------------

Net Sales                                                    $896,186   $1,081,576   $955,305   $768,902   $ 779,455
Operating Income                                              136,273      327,946    230,222    110,461     128,826
Net Income                                                     71,620      186,494    122,160     41,934      46,337
Net Income per Common Share                                      1.97         4.73       2.88       1.01        1.18
Interest Expense                                               20,833       25,114     37,557     44,779      61,216
Cash Provided by Operating Activities                         114,689      278,641    111,595     88,268      60,385
Cash Flow Used in Financing Activities                         (2,688)    (191,049)   (54,336)   (58,490)    (45,729)
Capital Expenditures                                          119,895       86,278     59,142     29,583      14,261
Sales per Employee                                                870          946        834        684         691
------------------------------------------------------------------------------------------------------------------------------------

Financial Highlights
At Year End  (In thousands)
------------------------------------------------------------------------------------------------------------------------------------

Working Capital                                              $ 49,395   $   73,370   $126,668   $ 67,674   $  57,465
Total Assets                                                  587,999      507,332    508,447    405,287     419,420
Total Debt                                                    395,600      292,400    314,081    379,206     444,416
Stockholders' Equity (Deficit)                                 18,570       50,628     31,138   (110,577)   (161,165)
------------------------------------------------------------------------------------------------------------------------------------

Other Selected Data
(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------

Earnings Before Interest, Taxes, Depreciation
 and Amortization (EBITDA)                                   $175,704   $  360,014   $257,996   $137,523   $ 158,409
Employees                                                       1,030        1,143      1,146      1,124       1,128
Shares Outstanding  (In thousands)                             34,585       37,240     42,013     40,952      40,294
Return on Assets                                                 13.1%        36.7%      26.7%      10.2%       11.1%
Return on Sales                                                   8.0%        17.2%      12.8%       5.5%        5.9%
------------------------------------------------------------------------------------------------------------------------------------


TEN-YEAR SELECTED FINANCIAL DATA
GEORGIA GULF CORPORATION AND SUBSIDIARIES

Year Ended December 31                                              1996         1995            1994           1993        1992
--------------------------------------------------------------------------------------------------------------------------------
Results of Operations (In thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $896,186      $1,081,576      $955,305     $ 768,902   $ 779,455
Cost of sales                                                    718,327         705,259       677,919       619,540     616,802
Selling and administrative expenses                               41,586          48,371        47,164        38,901      33,827
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 136,273         327,946       230,222       110,461     128,826
Recapitalization expense(1)                                            -               -             -             -           -
Interest expense                                                 (20,833)        (25,114)      (37,557)      (44,779)    (61,216)
Interest income                                                       67             244           113           106          73
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary charge and
        cumulative effect of accounting change                   115,507         303,076       192,778        65,788      67,683
Provision for income taxes                                        43,887         116,582        70,618        23,560      21,346
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge and
        cumulative effect of accounting change                    71,620         186,494       122,160        42,228      46,337
Extraordinary charge on early retirement of debt                       -               -             -       (13,267)          -
Cumulative effect of accounting change for income taxes                -               -             -        12,973           -
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $ 71,620      $  186,494      $122,160     $  41,934   $  46,337
================================================================================================================================
Net income per common share                                     $   1.97      $     4.73      $   2.88     $    1.01   $    1.18
================================================================================================================================
Dividends per common share                                      $   0.32      $     0.32      $      -     $       -   $       -
================================================================================================================================
Financial Highlights (In thousands)
--------------------------------------------------------------------------------------------------------------------------------
Working capital                                                 $ 49,395        $ 73,370       $126,668     $ 67,674   $  57,465
Property, plant and equipment, net                               394,737         312,536        255,608      222,835     217,781
Total assets                                                     587,999         507,332        508,447      405,287     419,420
Total debt                                                       395,600         292,400        314,081      379,206     444,416
Stockholders' equity (deficit)(1)                                 18,570          50,628         31,138     (110,577)   (161,165)
Cash provided by operating activities                            114,689         278,641        111,595       88,268      60,385
Cash flow used in financing activities                            (2,688)       (191,049)       (54,336)     (58,490)    (45,729)
Depreciation and amortization                                     39,431          32,068         27,774       27,062      29,583
Capital expenditures                                             119,895          86,278         59,142       29,583      14,261
Maintenance expenditures                                          57,064          51,558         46,033       43,141      47,664
Sales per employee                                                   870             946            834          684         691
================================================================================================================================
Other Selected Data
--------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation
    and amortization (EBITDA)(2)                                $175,704      $  360,014       $257,996     $137,523    $158,409
Current ratio                                                        1.4             1.6            2.0          1.6         1.4
Return on assets                                                    13.1%           36.7%           26.7%       10.2%       11.1%

Return on sales                                                      8.0%           17.2%           12.8%        5.5%        5.9%
Ratio of operating income to
   interest expense                                                  6.5            13.1            6.1          2.5         2.1
Weighted average common
   shares and equivalents
   outstanding
   (in thousands)                                                 36,288         39,428          42,445       41,672      39,227

Employees                                                          1,030          1,143           1,146        1,124       1,128

=================================================================================================================================

(1) All years subsequent to 1989 include the effects of the recapitalization, which occurred in April 1990.

    (See Note 6 to the consolidated financial statements,)


Year Ended December 31                                        1996            1995              1994            1993          1992
----------------------------------------------------------------------------------------------------------------------------------
Results of Operations (In thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $ 838,336       $ 932,104        $1,104,468      $1,060,612      $707,435
Cost of sales                                              626,672         661,448           753,255         698,009       507,028
Selling and administrative expenses                         41,129          42,087            52,204          49,489        27,989
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                           170,535         228,569           299,009         313,114       172,418
Recapitalization expense(1)                                      -         (17,869)                -               -             -
Interest expense                                           (80,772)        (63,161)             (961)         (3,373)      (10,796)
Interest income                                                492           2,505             2,045           2,594         1,320
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary charge and
   cumulative effect of accounting change                   90,255         150,044           300,093         312,335       162,942
Provision for income taxes                                  28,782          54,700           108,103         118,731        71,206
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge and
   cumulative effect of accounting change                   61,473          95,344           191,990         193,604        91,736
Extraordinary charge on early retirement of debt                 -               -                 -               -        (9,885)
Cumulative effect of accounting change for income taxes          -               -                 -               -             -
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                $ 61,473        $ 95,344        $  191,990      $  193,604      $ 81,851
==================================================================================================================================
Net income per common share                               $   1.75        $   3.07        $     7.58      $     6.75      $   2.81
==================================================================================================================================
Dividends per common share                                $      -        $      -        $     1.00      $     0.65      $   0.20
==================================================================================================================================
Financial Highlights (In thousands)
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                           $ 20,676        $ 50,131        $  132,097      $  125,642      $ 76,348
Property, plant and equipment, net                         226,746         220,851           215,182         175,358       126,086
Total assets                                               415,585         456,657           472,989         457,327       308,609
Total debt                                                 639,153         726,481               856          42,603        41,593
Stockholders' equity (deficit)(1)                         (357,512)       (424,476)          330,341         256,083       142,546
Cash provided by operating activities                      112,148         127,752           225,255         191,948       118,070
Cash flow used in financing activities                     (86,889)       (176,183)         (165,118)        (83,753)      (87,128)
Depreciation and amortization                               26,447          19,834            18,667          15,589         9,405
Capital expenditures                                        28,273          58,111            54,159          25,062         9,931
Maintenance expenditures                                    42,853          42,985            40,400          41,469        41,152
Sales per employee                                             760             868               818             776           712
==================================================================================================================================
Other Selected Data
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation
 and amortization (EBITDA)(2)                            $ 196,982       $ 248,403        $  317,676      $  328,703      $181,823
Current ratio                                                  1.1             1.3               2.2             2.0           1.8
Return on assets                                              14.1%           20.5%             41.3%           50.6%         28.6%

Return on sales                                                7.3%           10.2%             17.4%           18.3%         11.6%
Ratio of operating income to
   interest expense                                            2.1             3.6             311.1            92.8          16.0
Weighted average common shares and
   equivalents outstanding (in thousands)                   35,143          31,069            25,327          28,663        29,061
Employees                                                    1,103           1,074             1,350           1,367           993
==================================================================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



Results of Operations
--------------------------------------------------------------------------------
Georgia Gulf is a major manufacturer of several highly integrated lines of commodity chemicals and polymers including aromatic, natural gas and electrochemical products. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

1996 Compared With 1995

Net sales of $896.2 million for 1996 were down 17 percent from $1.1 billion in 1995, resulting in a 58 percent decline in operating income from the record level reported in 1995. Earnings per share for 1996 were $1.97 on net income of $71.6 million as compared to earnings per share and net income for 1995 of $4.73 and $186.5 million, respectively.

        The decline in net sales during 1996 primarily resulted from a 14 percent reduction in the average sales price of the Company's products, accompanied by a 3 percent decrease in sales volumes. Although generally all selling prices were below 1995 levels, vinyl products experienced the sharpest drop followed by methanol. These sales price declines primarily related to increased industry capacity. The decrease in sales volumes was largely attributable to lower production volumes in 1996 as a result of planned and unplanned plant downtime, primarily from tie-ins of capacity expansions during the year and freeze damage during the earlier part of the year.

        Overall, raw material prices were lower in 1996 as the Company was able to offset higher natural gas costs with reductions in other raw materials. However, the impact of the lower raw material costs was insignificant in comparison with the declines in selling prices.

        Selling and administrative expenses decreased $6.8 million primarily as a result of lower compensation expense related to profit-sharing programs.


        Interest expense declined $4.3 million in 1996 due to increased interest capitalized during 1996 in connection with capital expansion activity and a lower average interest rate on the Company's debt portfolio.

        Earnings per share decreased 58 percent in 1996 due to lower net income, which was partially offset by fewer shares outstanding resulting from the Company's share purchase program.

1995 Compared With 1994

Net income increased 53 percent in 1995 to $186.5 million, compared to net income of $122.2 million for 1994. Net sales increased 13 percent to $1.1 billion from $955.3 million in 1994 on level sales volumes, as sales prices were up for most products, with the exception of methanol where a decrease in demand returned prices to more historical levels. Demand was particularly strong for caustic soda and aromatic products throughout 1995, with additional support coming from vinyl resins during the first half of the year. International sales increased to 15 percent of total sales in 1995 from 13 percent in 1994 as a result of stronger export markets.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

        Operating income was $327.9 million in 1995, an increase of 42 percent over 1994 operating income of $230.2 million. Although the strongest earnings contributions came from caustic soda, most products showed improved results, as increases in sales prices outpaced higher raw material costs.

        Interest expense declined 33 percent to $25.1 million in 1995 from $37.6 million in 1994. This decline was attributable to a lower debt balance in 1995 and reduced interest rates in connection with the redemption of $191.1 million principal amount of the Company's 15% Senior Subordinated Notes in April 1995.

        The effective income tax rate was 38.5 percent for 1995 as compared to
36.6 percent for 1994. The 1995 rate increase was a result of higher taxable income, which minimized the effect of permanent tax differences.

        Earnings per share for 1995 increased 64 percent to $4.73 from $2.88 for 1994 as a result of higher earnings and the effect of the Company's stock purchase program.


Liquidity and Capital Resources
--------------------------------------------------------------------------------
In 1996, Georgia Gulf generated $114.7 million from operating activities, down $164.0 million from 1995. Major sources of cash flow from operating activities in 1996 were net income of $71.6 million and noncash provisions of $39.4 million for depreciation and amortization. The items affecting net income are discussed in the "Results of Operations" section. Total working capital at year-end was $49.4 million versus $73.4 million at the end of 1995. The significant changes related to a decrease in receivables and an increase in inventory at the end of 1996 resulting from lower sales. Other changes included higher accounts payable at the end of 1996 due to increased capital expenditure activity and lower accrued compensation costs as a result of a reduction in employee profit sharing expense for 1996.

        Significant cash flow requirements in 1996 included capital expenditures of $119.9 million, the purchase of common stock for $99.6 million and dividends paid of $11.4 million.

        Major capital expenditures included $57.4 million for the expansion of the vinyl chloride monomer ("VCM") plant in Plaquemine, Louisiana; $11.4 million for the cumene upgrade and expansion project in Pasadena, Texas; and $14.9 million for the expansion of the phenol/acetone plant in Plaquemine, Louisiana. The Company estimates that capital expenditures for 1997 will approximate $70 million. Significant projects will include completing the phenol/acetone and VCM expansions and expanding the vinyl compound plant at Gallman, Mississippi.

        Georgia Gulf purchased and retired 3.1 million shares of its common stock during 1996. As of December 31, 1996, the Company had authorization to retire an additional 3.2 million shares under its stock purchase program.

        Debt increased during 1996 to a level of $395.6 million. Georgia Gulf's debt portfolio primarily consists of a $100 million term loan, $100 million principal amount 7-5/8% Notes and $167 million outstanding under its $350 million revolving credit agreement. The Company has interest rate swap agreements to fix the interest rate on the term loan at a rate ranging from
6.71 to 7.04 percent. The Company does not use interest rate swap agreements or any other derivatives for trading purposes. As of December 31, 1996, the Company had available $183.0 million under its $350 million revolving credit facility.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

        In 1995, Georgia Gulf generated $278.6 million from operating activities, up significantly from $111.6 million in 1994. Cash flow increased due to improved earnings in 1995, along with a decrease in working capital. The majority of the decrease in working capital in 1995 was attributable to a $50.0 million sale of trade receivables under a revolving trade receivables sales program, offset in part by a reduction of $18.2 million in accrued income taxes.

        Net cash used for financing activities was $191.0 million in 1995, compared with $54.3 million in 1994, as the Company purchased approximately 5.2 million shares of common stock in 1995 at a cost of $162.6 million and paid dividends of $12.3 million.

        Debt declined during 1995 to a level of $292.4 million. In April 1995, the Company's 15% Senior Subordinated Notes were redeemed at par for $191.1 million. Later in the year, the Company entered into a $100 million seven-year term loan agreement and issued $100 million principal amount of 7 5/8% Notes due 2005.

        Georgia Gulf's primary focus is to maintain debt at a manageable level with regard to the Company's position in the economic cycle and to invest capital in incremental expansions of existing product lines. Management believes that cash provided by operations and the availability of borrowings under the Company's revolving credit facility will provide sufficient funds to support planned capital expenditures, dividends, stock purchases, working capital fluctuations and debt service requirements.

Inflation
--------------------------------------------------------------------------------
The most significant components of the Company's cost of sales are raw materials and energy, which consist of basic commodity items. The cost of raw materials and energy is based primarily on market forces and has not been significantly affected by inflation. Inflation has not had a material impact on the Company's sales or income from operations.

Environmental
--------------------------------------------------------------------------------
The Company's operations are subject to various federal, state and local laws and regulations relating to environmental quality. These regulations, which are enforced principally by the United States Environmental Protection Agency and comparable state agencies, govern the management of solid hazardous waste, emissions into the air and discharges into surface and underground waters, and the manufacture of chemical substances.

        Management believes that the Company is in material compliance with all current environmental laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with these requirements will not materially affect earnings or cause the Company to exceed its level of anticipated capital expenditures. However, there can be no assurance that regulatory requirements will not change, and therefore, it is not possible to accurately predict the aggregate cost of compliance resulting from any such changes.

                          CONSOLIDATED BALANCE SHEETS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


                                                             December 31,
(In thousands, except share data)                        1996           1995
------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------
     Cash and cash equivalents                        $    698        $  2,530
     Receivables, net of allowance for
        doubtful accounts of $2,400 in 1996
        and 1995                                        64,131          89,414
        Inventories                                     89,196          75,049
        Prepaid expenses                                 9,934          12,108
        Deferred income taxes                            6,410           8,115
------------------------------------------------------------------------------
             Total current assets                      170,369         187,216
------------------------------------------------------------------------------
        Property, plant and equipment, at cost         646,144         534,264
             Less accumulated depreciation             251,407         221,728
------------------------------------------------------------------------------
                Property, plant and equipment, net     394,737         312,536
------------------------------------------------------------------------------
        Other assets                                    22,893           7,580
------------------------------------------------------------------------------
        Total assets                                  $587,999        $507,332
==============================================================================

Liabilities and Stockholders' Equity
------------------------------------------------------------------------------
        Accounts payable                              $ 94,767        $ 78,861
        Interest payable                                 2,910           2,737
        Accrued income taxes                             2,039           3,296
        Accrued compensation                             5,637          14,715
        Accrued pension                                  2,139           2,307
        Other accrued liabilities                       13,482          11,930
------------------------------------------------------------------------------
                Total current liabilities              120,974         113,846
------------------------------------------------------------------------------
        Long-term debt                                 395,600         292,400
------------------------------------------------------------------------------
        Deferred income taxes                           52,855          50,458
------------------------------------------------------------------------------
        Stockholders' equity
                Preferred stock - $0.01 par value;
                  75,000,000 shares authorized;
                  no shares issued                           -               -
                Common stock - $0.01 par value;
                  75,000,000 shares authorized;
                  shares issued and outstanding:
                  34,584,800 in 1996
                  and 37,240,252 in 1995                   346             372
                Additional paid-in capital                   -          31,312
                Retained earnings                       18,224          18,944
------------------------------------------------------------------------------
                  Total stockholders' equity            18,570          50,628
------------------------------------------------------------------------------
        Total liabilities and stockholders' equity    $587,999        $507,332
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


                                                    Year Ended December 31,
(In thousands, except share data)             1996        1995           1994
-------------------------------------------------------------------------------
Net sales                                   $896,186   $1,081,576      $955,305
-------------------------------------------------------------------------------
Operating costs and expenses
  Cost of sales                              718,327      705,259       677,919
  Selling and administrative                  41,586       48,371        47,164
-------------------------------------------------------------------------------
    Total operating costs and expenses       759,913      753,630       725,083
-------------------------------------------------------------------------------
Operating income                             136,273      327,946       230,222
Other income (expense)
  Interest expense                           (20,833)     (25,114)      (37,557)
  Interest income                                 67          244           113
-------------------------------------------------------------------------------
Income before income taxes                   115,507      303,076       192,778
Provision for income taxes                    43,887      116,582        70,618
-------------------------------------------------------------------------------
Net income                                  $ 71,620   $  186,494      $122,160
-------------------------------------------------------------------------------
Primary and fully diluted net income
  per common share                          $   1.97   $     4.73      $   2.88
-------------------------------------------------------------------------------
Weighted average common shares and
  equivalents outstanding                 36,288,026   39,427,943    42,445,499
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


                                 Year Ended December 31,
(In thousands)                                   1996      1995      1994
------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                   $ 71,620  $186,494  $122,160
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation and amortization              39,431    32,068    27,774
      Deferred income taxes                       4,102     9,435     1,823
      Compensation and tax benefit
        related to stock plans                    2,210     2,364     8,766
      Change in assets and liabilities:
        Receivables                              25,283    67,671   (61,017)
        Inventories                             (17,408)   (4,382)  (12,406)
        Prepaid expenses                          2,174     1,774    (3,532)
        Accounts payable                         15,906     5,090    13,860
        Interest payable                            173    (3,687)  (10,400)
        Accrued income taxes                     (1,257)  (18,241)   18,408
        Accrued compensation                     (9,078)    2,991     8,151
        Accrued pension                            (168)     (969)   (1,394)
        Accrued liabilities                       1,552     5,411    (1,188)
        Other                                   (19,851)   (7,378)      590
--------------------------------------------------------------------------------
Net cash provided by operating activities       114,689   278,641   111,595
--------------------------------------------------------------------------------
Cash flows from financing activities:
  Long-term debt proceeds                       268,500   559,400   181,000
  Long-term debt payments                      (165,300) (581,081) (246,125)
  Proceeds from issuance of common stock          5,084     5,481    10,789
  Purchase and retirement of common stock       (99,586) (162,565)       -
  Dividends paid                                (11,386)  (12,284)       -
--------------------------------------------------------------------------------
Net cash used in financing activities            (2,688) (191,049)  (54,336)
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                         (119,895)  (86,278)  (59,142)
  Net proceeds from the sale of assets            6,062        -         -
--------------------------------------------------------------------------------
Net cash used in investing activities          (113,833)  (86,278)  (59,142)
--------------------------------------------------------------------------------
Net change in cash and cash equivalents          (1,832)    1,314    (1,883)
Cash and cash equivalents at
  beginning of year                               2,530     1,216      3,099
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $     698 $   2,530   $  1,216
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CHANGES IN
                             STOCKHOLDERS' EQUITY
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------

                                                                               Additional       Retained          Total
                                                            Common Stock        Paid-in         Earnings       Stockholders'
(In thousands, except share data)                        Shares      Amount     Capital         (Deficit)    Equity (Deficit)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                             40,951,571    $410      $166,439       $(277,426)        $(110,577)
Net income                                                     -       -            _           122,160           122,160
Tax benefit realized from
   stock option plans                                          -       -          6,291              -              6,291
Compensation related to
   stock option plans                                          -       -          2,475              -              2,475
Common stock issued upon
   exercise of stock options                              809,605       8          6,753             -              6,761
Common stock issued under
   stock purchase plan                                    251,940       2          4,026             -              4,028
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                             42,013,116     420        185,984       (155,266)           31,138
Net income                                                     -       -              -         186,494           186,494
Dividends paid                                                 -       -              -         (12,284)          (12,284)
Tax benefit realized from
   stock option plans                                          -       -           2,364             -              2,364
Common stock issued upon
   exercise of stock options                              270,214       3          2,139             -              2,142
Common stock issued under
  stock purchase plan                                     127,722       1          3,338             -              3,339
Purchase and retirement
  of common stock                                      (5,170,800)     (52)     (162,513)            -           (162,565)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                             37,240,252      372        31,312         18,944            50,628
Net income                                                     -        -             -          71,620            71,620
Dividends paid                                                 -        -             -         (11,386)          (11,386)
Tax benefit realized from
   stock option plans                                          -        -          2,210             -              2,210
Common stock issued upon
   exercise of stock options                              340,770        3         1,662             -              1,665
Common stock issued under
   stock purchase plan                                    152,178        2         3,417             -              3,419
Purchase and retirement
   of common stock                                     (3,148,400)      (31)     (38,601)       (60,954)          (99,586)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                             34,584,800      $346    $      -       $  18,224         $  18,570
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


Note 1: Summary of Significant Accounting Policies
Principles of Consolidation - The consolidated financial statements include the accounts of Georgia Gulf Corporation and its subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Operations - The Company is a manufacturer and marketer of chemical and plastics products. The Company's products are primarily intermediate chemicals sold for further processing into a wide variety of end-use applications including plastic piping, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and gasoline additives.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Cash and Cash Equivalents - The Company considers all highly liquid investment instruments with an original maturity of three months or less to be the equivalent of cash for the purposes of balance sheet and statement of cash flow presentations.

Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and major renewals and improvements are capitalized. Interest expense attributable to funds used in financing the construction of major plant and equipment is capitalized. Interest expense capitalized during 1996, 1995 and 1994 was $4,826,000, $1,602,000 and $1,842,000, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for book purposes, with accelerated methods being used for income tax purposes.

        The estimated useful lives of the assets are as follows:

        Buildings and land improvements                 20 - 30 years
        Machinery and equipment                          3 - 15 years

Other Assets - Other assets are comprised primarily of deposits of $16,330,000 for long-term raw material purchase contracts and debt issuance costs of $3,483,000. Deposits will be amortized over the life of the related contracts in accordance with raw material delivery. Debt issuance costs are amortized to expense using the effective interest method over the term of the related indebtedness. Debt issuance costs amortized to interest expense during 1996, 1995 and 1994 were $440,000, $420,000 and $792,000, respectively.

Environmental Expenditures - Environmental expenditures related to current operations or future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities are recognized when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

Net Income per Common Share - Primary and fully diluted net income per common share is based on the weighted average common shares and equivalents outstanding during the year.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

New Accounting Pronouncement - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective for fiscal years beginning after December 1996. SFAS No. 125 established, among other things, accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company will adopt the new standard in 1997, but does not anticipate any material impact to the financial statements.

Note 2: Receivables
--------------------------------------------------------------------------------
The Company has entered into an agreement pursuant to which it sold a percentage ownership interest in a defined pool of the Company's trade receivables. As collections reduce accounts receivable included in the pool, the Company sells participating interests in new receivables to bring the amount sold up to the $50,000,000 maximum permitted by the agreement. The receivables are sold at a discount, which approximates the purchaser's financing cost of issuing its own commercial paper backed by these accounts receivable. On-going costs of this program of $2,882,000 and $2,003,000 for 1996 and 1995, respectively, were charged to selling and administrative expense in the accompanying consolidated statements of income.

Note 3: Inventories
--------------------------------------------------------------------------------
The major classes of inventories were as follows (in thousands):

                                                           December 31,
                                                        1996          1995
Raw materials and supplies                           $  38,803      $ 23,973
Finished goods                                          50,393        51,076
--------------------------------------------------------------------------------
                                                     $  89,196      $ 75,049
================================================================================

Note 4: Property, Plant and Equipment
--------------------------------------------------------------------------------
Property, plant and equipment consisted of the following (in thousands):
                                                           December 31,
                                                        1996         1995
Machinery and equipment                               $470,039     $427,370
Land and improvements                                   23,009       23,369
Buildings                                               17,365       13,289
Construction in progress                               135,731       70,236
--------------------------------------------------------------------------------
Property, plant and equipment, at cost                $646,144     $534,264
================================================================================

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


Note 5: Long-Term Debt
--------------------------------------------------------------------------------
Long-term debt consisted of the following (in thousands):
                                                           December 31,
                                                        1996         1995
Revolving credit loan                                 $167,000    $  66,000
Term Loan                                              100,000      100,000
7 5/8% Notes due 2005                                  100,000      100,000
Other                                                   28,600       26,400
--------------------------------------------------------------------------------
Long-term debt                                        $395,600     $292,400
================================================================================

The Company's credit agreement (the "Credit Agreement") provides for an unsecured revolving credit facility, which permits borrowings of up to $350,000,000. The revolving credit facility terminates and related outstanding loans, if any, are due in March 2000. As of December 31, 1996, the Company had availability to borrow up to $183,000,000 under the terms of the revolving credit facility. An annual commitment fee, which ranges from 0.10 percent to
0.25 percent, is required to be paid on the revolving credit facility commitment. The interest rate on the revolving credit facility is based on LIBOR and averaged 5.77 percent and 6.27 percent for 1996 and 1995, respectively.

        The Company has a $100,000,000 unsecured term loan agreement (the "Term Loan") with an average rate of 6.88 percent and 6.78 percent for 1996 and 1995, respectively. Required principal payments under the Term Loan are $25,000,000 in June 2001 and $75,000,000 in June 2002. The LIBOR-based variable interest rate on the Term Loan has been fixed at a rate ranging from 6.71 percent to
7.04 percent using interest rate swap agreements.

        The Company has a $100,000,000 principal amount of unsecured 7 5/8% notes outstanding ("Notes"), which are due in November 2005. Interest on the Notes is payable semiannually on May 15 and November 15 of each year. The Notes are not redeemable prior to maturity.

        Under the Credit Agreement, Term Loan and Notes, the Company is subject to certain restrictive covenants, the most significant of which require the Company to maintain certain financial ratios and limit the amount the Company can pay for dividends and purchases of common stock.

        Cash payments for interest during 1996, 1995 and 1994 were $22,945,000, $28,336,000 and $43,045,000, respectively.

Note 6: Stockholders' Equity
--------------------------------------------------------------------------------
In April 1990, the Company's stockholders approved a plan of recapitalization (the "Recapitalization"), which resulted in a distribution to stockholders of $864,733,000. The distribution for the Recapitalization, net of certain tax benefits, was charged against retained earnings.

        During 1996 and 1995, the Company purchased 3,148,400 shares of its common stock for $99,586,000 and 5,170,800 shares of its common stock for $162,565,000, respectively. As of December 31, 1996, the Company had authorization to purchase up to 3,150,800 additional shares under the current common stock purchase program.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


        In connection with the stock purchase rights described below, 30,000,000 of the authorized shares of preferred stock are designated Junior Participating Preferred Stock. If issued, the Junior Participating Preferred Stock would be entitled, subject to the prior rights of any senior preferred stock, to a dividend equal to the greater of $0.01 or that which is paid on the common shares.

        Each outstanding share of common stock is accompanied by a preferred stock purchase right, which entitles the holder to purchase from the Company 1/100 of a share of Junior Participating Preferred Stock for $45.00, subject to adjustment in certain circumstances. The rights become exercisable only after a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding shares of common stock, or commences a tender or exchange offer that would result in such person or group beneficially owning 15 percent or more of the Company's outstanding shares of common stock. The rights expire on April 27, 2000, and may be redeemed by the Company for $0.01 per right until ten days following the earlier to occur of the announcement that a person or group beneficially owns 15 percent or more of the Company's outstanding shares of common stock, or the commencement, or announcement by any person or group of an intent to commence, a tender offer which would result in any person or group beneficially owning 15 percent or more of the Company's outstanding shares of common stock. Subject to certain conditions, if a person or group becomes the beneficial owner of 15 percent or more of the Company's outstanding shares of common stock, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock having a value equal to two times the right's exercise price. In addition, subject to certain conditions, if the Company is involved in a merger or certain other business combination transactions, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the right's exercise price.

Note 7: Stock Option and Purchase Plans
--------------------------------------------------------------------------------
Options to purchase common stock of the Company have been granted to employees under plans adopted in 1987 and 1990. Option prices are equal to the closing price of the Company's stock on date of grant. Options vest ratably over a three- or five-year period from the date of grant and expire no more than ten years after grant.

        The following is a summary of all stock option information:
                                                   Year Ended December 31,
                                                1996        1995         1994
Stock options:
Outstanding at beginning of year        1,299,031        1,569,245    2,170,800
   Granted at $36.50 per share                 -                -       210,000
   Exercised                             (340,770)        (270,214)    (809,605)
   Forfeited or canceled                   (1,700)              -        (1,950)
--------------------------------------------------------------------------------
Outstanding at end of year                956,561        1,299,031     1,569,245
--------------------------------------------------------------------------------
Option exercise price range
   per share                          $6.36-$36.5     $3.07-$36.50  $3.07-$36.50
Options exercisable                       830,561        1,131,031     1,359,245
Options available for grant                15,527           13,827        13,827

        The Company's stockholders have approved a qualified, non-compensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a twelve-month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 15 percent of an employee's base salary. In connection with this stock purchase plan, 647,822 shares of common stock are reserved for future issuances. Under this plan and similar plans, 152,178; 127,722 and 251,940 shares of common stock were issued at $22.47, $26.14 and $15.99 per share during 1996, 1995 and 1994, respectively.

        The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation was recognized in 1996 and 1995 for its stock option plans or its stock purchase plans. Options issued under the plan adopted in 1987 were granted with related cash compensation awards. Compensation expense of $3,827,000 was recognized in 1994 relating to options issued under this plan. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes in 1996. In accordance with the disclosure requirements of SFAS No. 123, the Company is required to calculate the pro forma compensation cost of all stock options and purchase rights granted after December 31, 1994, using an option pricing model. Since no stock options have been granted since December 31, 1994, only stock purchase rights granted in connection with the Company's stock purchase plan, described above, are subject to the calculation.

        For SFAS No. 123 purposes, the fair value of each stock purchase right for 1996 and 1995 has been estimated as of the date of the right using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.09 percent and 7.43 percent; dividend yields of 1.04 percent and 0.82 percent, expected volatilities of 0.30 and 0.32, and expected life of one year for both years. Using these assumptions, the fair value of the stock purchase plan rights for 1996 and 1995 were $1,062,000 and $1,544,000, respectively. Had compensation cost been determined consistently with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------

                                                         1996          1995
Net income (in thousands):
  As reported                                          $71,620       $186,494
  Pro forma                                             70,962        185,537
Net income per common share
  As reported                                          $  1.97       $   4.73
  Pro forma                                               1.96           4.70

--------------------------------------------------------------------------------

Note 8: Employee Benefit Plans
--------------------------------------------------------------------------------
The Company has certain pension, savings and profit-sharing plans that cover substantially all of its employees. The expense incurred for these plans was approximately $4,522,000, $5,551,000 and $5,431,000 for the years ended
December 31, 1996, 1995 and 1994, respectively.

        Employees are covered by defined contribution plans under which the Company makes contributions to individual employee accounts and by defined benefit plans for which the benefits are based on years of service and the employee's compensation or for which the benefit is a specific monthly amount for each year of service. The Company's policy on funding the defined benefit plans is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


        The net pension costs for the defined benefit plans include the following components (in thousands):


                                                       Year ended December 31,
                                                  ------------------------------

                                                       1996    1995      1994
--------------------------------------------------------------------------------
Service cost for benefits earned during the year   $ 2,060   $  1,776  $  1,853
Interest cost on projected benefit obligation        2,730      2,527     2,229
Actual return on assets                             (5,056)    (7,983)     (304)
Net amortization and deferrals                       1,814      5,920    (1,487)
--------------------------------------------------------------------------------
Net pension cost                                   $ 1,548   $  2,240  $  2,291
================================================================================

        Pension expenses were calculated using assumed discount rates of 7 percent in 1996, 7.5 percent in 1995 and 7 percent in 1994; assumed long-term compensation increase rates of 5.5 percent in 1996, 1995 and 1994; and assumed long-term rates of return on plan assets of 9 percent in 1996, 1995 and 1994.

        The funded status of the defined benefit plans at December 31, 1996 and 1995 was as follows (in thousands):

                                                 1996                           1995
------------------------------------------------------------------------------------------------
                                                     Unfunded                        Unfunded
                                    Fully-Funded     Executive      Fully-Funded     Executive
                                    Benefit Plans   Benefit Plan    Benefit Plans   Benefit Plan
------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation           $(22,087)       $(4,607)         $(21,308)       $(4,815)
  Nonvested benefit obligation            (372)          (621)             (413)          (541)
------------------------------------------------------------------------------------------------
Accumulated benefit obligation        $(22,459)       $(5,228)         $(21,721)       $(5,356)
================================================================================================
Projected benefit obligation          $(30,718)       $(7,010)         $(31,831)       $(7,322)
Plan assets at fair value               45,093              -            39,171              -
------------------------------------------------------------------------------------------------
Fair value of assets in excess
  of (less than)  projected
  benefit obligation                    14,375         (7,010)            7,340         (7,322)
Unrecognized net (gains) and losses    (11,786)          (518)           (5,301)            (5)
Unrecognized prior service cost           (750)         1,607              (804)         1,764
Unrecognized transition obligation       2,058            856             2,256          1,002
Additional minimum liability                 -           (673)                -           (966)
------------------------------------------------------------------------------------------------
Prepaid pension expense (liability)   $   3,897        $(5,738     )   $   3,491       $(5,527)
================================================================================================

        The projected benefit obligations for the defined benefit plans were determined using assumed discount rates of 7 percent in 1996 and 1995 and an assumed long-term compensation increase rate of 5.5 percent in 1996 and 1995. The plan assets are invested in a diversified portfolio that consists primarily of equity and debt securities.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


Note 9: Income Taxes
--------------------------------------------------------------------------------
The provision for income taxes was as follows (in thousands):


                                                     Year Ended December 31,
                                            ------------------------------------
                                                 1996         1995       1994
--------------------------------------------------------------------------------
Current:
  Federal                                      $35,903    $  94,068    $59,825
  State                                          3,882       13,079      8,970
--------------------------------------------------------------------------------
                                                39,785      107,147     68,795
--------------------------------------------------------------------------------
Deferred:
  Federal                                        2,884        8,812      2,123
  State                                          1,218          623       (300)
--------------------------------------------------------------------------------
                                                 4,102        9,435      1,823
--------------------------------------------------------------------------------
Provision for income taxes                     $43,887     $116,582    $70,618
================================================================================

        The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows:

                                                     Year Ended December 31,
                                            ------------------------------------
                                                 1996         1995       1994
--------------------------------------------------------------------------------
Statutory federal income tax rate                35.0%         35.0%      35.0%
State income taxes, net of federal benefit        2.9           2.9        2.8
Other                                             0.1           0.6       (1.2)
--------------------------------------------------------------------------------
Effective income tax rate                        38.0%         38.5%      36.6%
================================================================================

        Cash payments for income taxes during 1996, 1995 and 1994 were $28,685,000, $133,170,000 and $44,096,000, respectively.

        The Company's net deferred tax liability consisted of the following major items (in thousands):

                                                          December 31,
                                                --------------------------------
                                                     1996              1995
--------------------------------------------------------------------------------
Deferred tax assets:
  Receivables                                     $   715            $   602
  Inventories                                       1,323              1,288
  Vacation accruals                                 1,315              1,403
  Stock options                                       198              2,813
  Other                                             2,859              2,009
--------------------------------------------------------------------------------
    Total deferred tax assets                       6,410              8,115
Deferred tax liability:
  Property, plant and equipment                   (52,855)           (50,458)
--------------------------------------------------------------------------------
Net deferred tax liability                       $(46,445)          $(42,343)
================================================================================

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


        The Company has determined, based on its history of operating earnings and expectations for the future, that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets at December 31, 1996.


Note 10: Commitments and Contingencies
--------------------------------------------------------------------------------
Leases - The Company leases railcars, storage terminals, computer equipment, warehouse and office space under noncancelable operating leases with varying maturities through the year 2010. Future minimum payments under these noncancelable operating leases as of December 31, 1996 were $13,163,000 for 1997, $9,536,000 for 1998, $8,399,000 for 1999, $5,804,000 for 2000, $3,985,000
for 2001 and $19,630,000 thereafter. Total lease expense was approximately $13,275,000, $12,465,000 and $10,767,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

        In February 1996, the Company entered into an operating lease agreement for a 250 megawatt co-generation facility to be constructed at the Company's Plaquemine, Louisiana, complex. The total cost of assets to be covered by the lease is limited to $120,000,000. The accumulated construction in progress was $82,387,000 at December 31, 1996. The co-generation facility, scheduled for completion by the third quarter of 1997, will supply essentially all electricity and steam requirements for the Plaquemine location. Payments under the lease will be determined and will commence upon completion of construction and will continue through the initial lease term of three years. The Company has options to renew the lease for two one-year periods and to purchase the facility at its estimated fair market value at any time during the lease term. The lease provides for substantial residual value guarantees by the Company at the termination of the lease.

Purchase Commitments - The Company has certain take or pay raw material purchase agreements with various terms extending through 2014. The aggregate amount of the fixed and determinable portion of the required payments under these agreements as of December 31, 1996 were $7,143,000 for each of the years 1997 through 2001 and $47,507,000 thereafter. Total payments under these agreements were $16,330,000 in 1996, which represent deposits for future raw material deliveries (see Note 1).

Legal Proceedings - The Company is subject to claims and legal actions that arise in the ordinary course of its business. Management believes that the ultimate liability, if any, with respect to these claims and legal actions, will not have a material effect on the financial position or on the results of operations of the Company.

Chemical Exposure Litigation, Plaquemine, Louisiana
The Company is a party to numerous individual and several class-action lawsuits filed against the Company, among other parties, arising out of an incident that occurred in September 1996 in which workers were exposed to a chemical substance on the Company's premises in Plaquemine, Louisiana. The substance was later identified to be a form of mustard agent, a chemical that is not manufactured as part of the Company's ordinary operations and that apparently resulted from the unexpected introduction into the Company's feedstocks of one or more impurities from sources unknown.

        The lawsuits are pending in the 18th Judicial District, Iberville Parish. The Company has filed answers in the cases in which it has been served, although it has not been served in all cases of which it is now aware. Discovery has been served in some of the cases. All of the actions claim one or more forms of compensable damages, including past and future lost wages and past and future physical and emotional pain and suffering.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


        At the present time, it is not possible to estimate the number of suits that will be filed, the number of persons who will make claims, the merit of any such claims, the nature or extent of damages that will be sought, the defenses available to the Company, the liability of other persons, or to make a factual or legal assessment of the Company's ultimate exposure. Notwithstanding the foregoing, the Company believes it has meritorious defenses to the claims asserted and intends to assert and pursue those defenses vigorously.


Note 11: Significant Customer and Export Sales
--------------------------------------------------------------------------------
Significant Customer - The Company has supply contracts, subject to certain limitations, for a substantial percentage of Georgia-Pacific Corporation's requirements for certain chemicals at market prices. These supply contracts have various expiration dates (depending on the product) from 1998 through 2003 and may be extended year-to- year upon expiration. The sales to Georgia-Pacific Corporation under these supply contracts for the years ended December 31, 1996, 1995 and 1994 amounted to approximately 15 percent, 14 percent and 15 percent of net sales, respectively. Receivables outstanding from these sales were $11,226,000 and $12,474,000 at December 31, 1996 and 1995, respectively.

Export Sales - Export sales were approximately 12 percent, 15 percent and 13 percent of the Company's net sales for the years ended December 31, 1996, 1995 and 1994, respectively. The principal international markets served by the Company include Canada, Mexico, Latin America, Europe and Asia.


Note 12: Derivative Financial Instruments and Fair Value of Financial
Instruments
--------------------------------------------------------------------------------
The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs.

        The Company entered into two interest rate swap agreements in June 1995, for a total notional amount of $100,000,000 maturing in June 2000, to fix the interest rate on the Term Loan. The fixed interest rate paid on the two interest rate swap agreements was 6.31 percent, while the floating interest rate received averaged 5.57 percent and 5.94 percent for 1996 and 1995, respectively. The Company also entered into an interest rate swap agreement for a notional amount $100,000,000 as a cash flow hedge for the co-generation facility operating lease agreement. This interest rate swap agreement will become effective in August 1997 and will mature August 2002 with a fixed interest rate to be paid of 5.88 percent and the floating interest rate to be received based on three-month LIBOR. As of December 31, 1996, these interest rates swap agreements were the only derivative financial instruments outstanding.

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Debt - The fair value of the Notes was based on quoted market prices. The carrying amounts of the revolving credit loan and the Term Loan were assumed to approximate fair value due to the floating market interest rates to which the respective agreements are subject.

Interest Rate Swap Agreements - The fair value of the interest rate swap agreements was estimated by obtaining quotes from brokers.

                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


        The estimated fair value of financial instruments was as follows (in thousands):
                                                     December 31,
                                  ----------------------------------------------
                                             1996                   1995
--------------------------------------------------------------------------------
                                     Carrying     Fair       Carrying   Fair
                                      Amount      Value      Amount     Value
--------------------------------------------------------------------------------
Debt:
  Revolving credit loan             $167,000    $167,000    $ 66,000   $ 66,000
  Term Loan                          100,000     100,000     100,000    100,000
  7 5/8% Notes due 2005              100,000     100,144     100,000    102,364
  Other                               28,600      28,600      26,400     26,400

Interest rate swap agreements in
  receivable (payable) position            -       2,741           -     (3,648)


Note 13: Disposition
--------------------------------------------------------------------------------
In April 1996, the Company completed the sale of its Delaware City, Delaware, facility and its emulsion resin business. The majority of the Delaware City vinyl compound production has been transferred to the Company's vinyl compound plant in Gallman, Mississippi. The proceeds from the sale approximated the net book value of the disposed assets.


Note 14: Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
The following table sets forth certain quarterly financial data for the periods indicated (in thousands, except per share data):

                                 First      Second      Third       Fourth
                                Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
1996
 Net sales                     $208,036    $231,387    $237,946    $218,817
 Gross margin                    40,918      47,093      47,578      42,270
 Operating income                30,110      36,167      37,601      32,395*
 Net income                      15,806      19,286      19,871      16,657
 Net income per common share       0.42        0.52        0.56        0.48
 Dividends per common share        0.08        0.08        0.08        0.08
                              --------------------------------------------------
1995
 Net sales                     $314,026    $275,833    $270,877    $220,840
 Gross margin                   118,187     101,760      88,673      67,697
 Operating income               106,604      89,487      77,202      54,653
 Net income                      60,157      50,793      44,482      31,062
 Net income per common share       1.44        1.30        1.15        0.82
 Dividends per common share        0.08        0.08        0.08        0.08

* Includes the reversal of certain environmental tax liabilities accrued during 1996 for $4,000,000 and the recording of a favorable insurance settlement for $3,200,000.

                             REPORT OF MANAGEMENT
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

To the Stockholders of Georgia Gulf Corporation:

The accompanying consolidated financial statements of Georgia Gulf
Corporation and subsidiaries are the responsibility of and have been prepared by the Company in conformity with generally accepted accounting principles. The financial information displayed in other sections of this 1996 Annual Report is consistent with the consolidated financial statements.

        The integrity and the objectivity of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year-end, are the responsibility of management. The Company and its subsidiaries maintain accounting systems and related internal controls, including a detailed budget and reporting system, to provide reasonable assurance that financial records are reliable for preparing the consolidated financial statements and for maintaining accountability for assets. The system of internal controls also provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization. Periodic reviews of the systems and of internal controls are performed by the Company's internal audit department.

        The Audit Committee of the Board of Directors, composed solely of outside directors who are not officers or employees of the Company, has the responsibility of meeting periodically with management, the Company's internal auditors and Arthur Andersen LLP, the Company's independent public accountants that are approved by the stockholders, to review the scope and results of the annual audit, quarterly reviews and the general overall effectiveness of the internal accounting control system. The independent public accountants and the Company's internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits, as well as any comments they may have related to the adequacy of the internal accounting control system and the quality of financial reporting.

                                       Richard B. Marchese
                                       Vice President Finance,
                                       Chief Financial Officer and Treasurer
                                       February 14, 1997



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Georgia Gulf Corporation:

We have audited the accompanying consolidated balance sheets of Georgia Gulf Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Gulf Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                       Arthur Andersen LLP
                                       Atlanta, Georgia
                                       February 14, 1997

                            DIRECTORS AND OFFICERS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                   DIRECTORS

                                 JAMES R. KUSE
            CHAIRMAN OF THE BOARD, RETIRED CHIEF EXECUTIVE OFFICER,
                           GEORGIA GULF CORPORATION

                                JERRY R. SATRUM
        PRESIDENT AND CHIEF EXECUTIVE OFFICER, GEORGIA GULF CORPORATION

                                 JOHN D. BRYAN
          RETIRED VICE PRESIDENT OPERATIONS, GEORGIA GULF CORPORATION

                               DENNIS M. CHORBA
       RETIRED VICE PRESIDENT, GENERAL COUNSEL, GEORGIA GULF CORPORATION

                             ALFRED C. ECKERT III*
              PRESIDENT, GREENWICH STREET CAPITAL PARTNERS, INC.

                             ROBERT E. FLOWERREE*
          RETIRED CHAIRMAN OF THE BOARD, GEORGIA-PACIFIC CORPORATION

                            HOLCOMBE T. GREEN, JR.*
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WESTPOINT STEVENS, INC.

                               EDWARD S. SMITH*
        RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER, OMARK INDUSTRIES

                               *AUDIT COMMITTEE

                                   OFFICERS

                                JERRY R. SATRUM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               EDWARD A. SCHMITT
             EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

                              RICHARD B. MARCHESE
         VICE PRESIDENT FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

                                JOEL I. BEERMAN
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                                GARY L. ELLIOTT
         VICE PRESIDENT MARKETING AND SALES, COMMODITY CHEMICALS GROUP

                                 MARK J. SEAL
                         VICE PRESIDENT, POLYMER GROUP

                               THOMAS G. SWANSON
                VICE PRESIDENT SUPPLY AND CORPORATE DEVELOPMENT

                             CORPORATE INFORMATION
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

Corporate Headquarters

400 Perimeter Center Terrace
Suite 595
Atlanta, Georgia  30346
(770) 395-4500

Auditors

Arthur Andersen LLP
Atlanta, Georgia

Transfer Agent and Registrar

Wachovia Bank of North Carolina, N.A.
P. O. Box 3001
Winston-Salem, North Carolina 27102
1-800-633-4236

Changes of address, questions regarding lost certificates, requests for changes in registration and other general correspondence concerning stockholder accounts should be directed to the Transfer Agent.


Annual Meeting

The Annual Meeting of Stockholders of Georgia Gulf Corporation will be held in the Conference Center of the South Terraces Building, 115 Perimeter Center Place, Atlanta, Georgia, on Tuesday, May 20, 1997 at 1:30 p.m. Stockholders are cordially invited to attend.


Annual Report on Form 10-K

Form 10-K is a report filed annually with the Securities and Exchange Commission. Much of the information contained therein is included in this Annual Report, though the Form 10-K includes some supplementary material.

Upon receipt of a written request from a stockholder to the Financial Affairs Department, Georgia Gulf Corporation, P. O. Box 105197, Atlanta, Georgia 30348, Georgia Gulf will furnish a copy of its Form 10-K, excluding exhibits, without charge.


Common Stock Data

Georgia Gulf Corporation's common stock is listed on the New York Stock Exchange under the symbol GGC.

At December 31, 1996, there were 901 common stockholders of record.

        The following table sets forth the New York Stock Exchange high, low and closing stock prices for the Company's common stock for the years 1996 and 1995.

1996
(In dollars)    High    Low     Close
--------------------------------------
First quarter   39 1/2  28 1/4  37 1/2
Second quarter  38 3/4  28 1/2  29 1/4
Third quarter   32 7/8  27 7/8  29 7/8
Fourth quarter  30 1/4  25 3/4  26 7/8

1995
(In dollars)    High    Low     Close
--------------------------------------
First quarter   40 3/4  26 5/8  29 7/8
Second quarter  34 1/4  28 1/8  32 5/8
Third quarter   37 1/2  32 1/4  34 1/2
Fourth quarter  37 5/8  30 1/2  30 3/4