Form 10-K, Exhibit 13
period 1997-12-31
GEORGIA GULF CORP /DE/
filed 1998-03-25
CIK 805264

                                   FINANCIALS

18 Ten-Year Selected Financial Data

20 Management's Discussion and Analysis

23 Consolidated Balance Sheets

24 Consolidated Statements of Income

25 Consolidated Statements of Cash Flows

26 Consolidated Statements of Changes in Stockholders' Equity

27 Notes to Consolidated Financial Statements

37 Report of Management

37 Report of Independent Public Accountants

                        TEN-YEAR SELECTED FINANCIAL DATA
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                                                      Year Ended December 31,
In Thousands, Except Per Share              ---------------------------------------------------------------------------
Data, Ratios & Employees                        1997             1996           1995            1994             1993
                                            -----------     -----------     -----------     -----------     -----------
Results of Operations

Net sales                                   $   965,650     $   896,186     $ 1,081,576     $   955,305     $   768,902
Cost of sales                                   773,129         718,327         705,259         677,919         619,540
Selling and administrative                       45,720          41,586          48,371          47,164          38,901
                                            -----------     -----------     -----------     -----------     -----------
Operating income                                146,801         136,273         327,946         230,222         110,461
Recapitalization expense(1)                        --              --              --              --              --
Gain on sale of assets                            8,600            --              --              --              --
Interest expense                                (24,693)        (20,833)        (25,114)        (37,557)        (44,779)
Interest income                                      60              67             244             113             106
                                            -----------     -----------     -----------     -----------     -----------
Income before income taxes,
 extraordinary charge and
 cumulative effect
 of accounting change                           130,768         115,507         303,076         192,778          65,788
Provision for income taxes                       49,567          43,887         116,582          70,618          23,560
                                            -----------     -----------     -----------     -----------     -----------
Income before extraordinary charge
 and cumulative effect of accounting
 change                                          81,201          71,620         186,494         122,160          42,228
Extraordinary charge on early
 retirement of debt                                --              --              --              --           (13,267)
Cumulative effect of accounting
 change for income taxes                           --              --              --              --            12,973
                                            -----------     -----------     -----------     -----------     -----------
Net income                                  $    81,201     $    71,620     $   186,494     $   122,160     $    41,934
                                            -----------     -----------     -----------     -----------     -----------
                                            -----------     -----------     -----------     -----------     -----------
Basic earnings per share                    $      2.41     $      2.00     $      4.82     $      2.95     $      1.04
Diluted earnings per share                  $      2.39     $      1.98     $      4.73     $      2.89     $      1.01
Dividends per common share                  $      0.32     $      0.32     $      0.32     $        --     $        --

Financial Highlights

Working capital                             $    57,472     $    49,395     $    73,370     $   126,668     $    67,674
Property, plant and equipment, net              410,860         394,737         312,536         255,608         222,835
Total assets                                    612,703         587,999         507,332         508,447         405,287
Total debt                                      393,040         395,600         292,400         314,081         379,206
Stockholders' equity (deficit)(1)                35,603          18,570          50,628          31,138        (110,577)
Cash provided by operating activities           109,017         114,689         278,641         111,595          88,268
Cash used in financing activities               (67,980)         (2,688)       (191,049)        (54,336)        (58,490)
Depreciation and amortization                    37,871          39,431          32,068          27,774          27,062
Capital expenditures                             56,591         119,895          86,278          59,142          29,583
Maintenance expenditures                         58,675          57,064          51,558          46,033          43,141

Other Selected Data

Earnings before interest, taxes,
 depreciation and amortization (EBITDA)(2)  $   193,272     $   175,704     $   360,014     $   257,996     $   137,523
Weighted average common shares                   33,629          35,759          38,728          41,427          40,515
Weighted average common shares
 and equivalents                                 33,947          36,248          39,428          42,255          41,476
Common shares outstanding                        32,781          34,585          37,240          42,013          40,952
Sales per employee                          $       928     $       870     $       946     $       834     $       684
Current ratio                                       1.5             1.4             1.6             2.0             1.6
Return on assets                                   13.5%           13.1%           36.7%           26.7%           10.2%
Return on sales                                     8.4%            8.0%           17.2%           12.8%            5.5%
Ratio of operating income to
 interest expense                                   5.9             6.5            13.1             6.1             2.5
Employees                                         1,041           1,030           1,143           1,146           1,124
                                            -----------     -----------     -----------     -----------     -----------
                                            -----------     -----------     -----------     -----------     -----------

(1) All years subsequent to 1989 include the effects of the recapitalization, which occurred in April 1990. (See Note 7 to the consolidated financial statements.)

                                                                      Year Ended December 31,
In Thousands, Except Per Share              ---------------------------------------------------------------------------
Data, Ratios & Employees                        1992           1991            1990            1989             1988
                                            -----------     -----------     -----------     -----------     -----------
Results of Operations

Net sales                                   $   779,455     $   838,336     $   932,104     $ 1,104,468     $ 1,060,612
Cost of sales                                   616,802         626,672         661,448         753,255         698,009
Selling and administrative                       33,827          41,129          42,087          52,204          49,489
                                            -----------     -----------     -----------     -----------     -----------
Operating income                                128,826         170,535         228,569         299,009         313,114
Recapitalization expense(1)                        --              --           (17,869)           --              --
Gain on sale of assets                             --              --              --              --              --
Interest expense                                (61,216)        (80,772)        (63,161)           (961)         (3,373)
Interest income                                      73             492           2,505           2,045           2,594
                                            -----------     -----------     -----------     -----------     -----------
Income before income taxes,
 extraordinary charge and
 cumulative effect
 of accounting change                            67,683          90,255         150,044         300,093         312,335
Provision for income taxes                       21,346          28,782          54,700         108,103         118,731
                                            -----------     -----------     -----------     -----------     -----------
Income before extraordinary charge
 and cumulative effect of accounting
 change                                          46,337          61,473          95,344         191,990         193,604
Extraordinary charge on early
 retirement of debt                                --              --              --              --              --
Cumulative effect of accounting
 change for income taxes                           --              --              --              --              --
                                            -----------     -----------     -----------     -----------     -----------
Net income                                  $    46,337     $    61,473     $    95,344     $   191,990     $   193,604
                                            -----------     -----------     -----------     -----------     -----------
                                            -----------     -----------     -----------     -----------     -----------
Basic earnings per share                    $      1.22     $      1.82     $      3.11     $      7.96     $      7.43
Diluted earnings per share                  $      1.18     $      1.77     $      3.08     $      7.58     $      6.75
Dividends per common share                  $        --     $        --     $        --     $      1.00     $      0.65

Financial Highlights

Working capital                             $    57,465     $    20,676     $    50,131     $   132,097     $   125,642
Property, plant and equipment, net              217,781         226,746         220,851         215,182         175,358
Total assets                                    419,420         415,585         456,657         472,989         457,327
Total debt                                      444,416         639,153         726,481             856          42,603
Stockholders' equity (deficit)(1)              (161,165)       (357,512)       (424,476)        330,341         256,083
Cash provided by operating activities            60,385         112,148         127,752         225,255         191,948
Cash used in financing activities               (45,729)        (86,889)       (176,183)       (165,118)        (83,753)
Depreciation and amortization                    29,583          26,447          19,834          18,667          15,589
Capital expenditures                             14,261          28,273          58,111          54,159          25,062
Maintenance expenditures                         47,664          42,853          42,985          40,400          41,469

Other Selected Data

Earnings before interest, taxes,
 depreciation and amortization (EBITDA)(2)  $   158,409     $   196,982     $   248,403     $   317,676     $   328,703
Weighted average common shares                   37,873          33,690          30,676          24,111          26,072
Weighted average common shares
 and equivalents                                 39,215          34,721          30,942          25,327          28,663
Common shares outstanding                        40,294          33,711          33,608          24,437          24,523
Sales per employee                          $       691     $       760     $       868     $       818     $       776
Current ratio                                       1.4             1.1             1.3             2.2             2.0
Return on assets                                   11.1%           14.1%           20.5%           41.3%           50.6%
Return on sales                                     5.9%            7.3%           10.2%           17.4%           18.3%
Ratio of operating income to
 interest expense                                   2.1             2.1             3.6           311.1            92.8
Employees                                         1,128           1,103           1,074           1,350           1,367
                                            -----------     -----------     -----------     -----------     -----------
                                            -----------     -----------     -----------     -----------     -----------

(2) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is commonly used by certain investors to measure a company's ability to service its indebtedness. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

Results of Operations

         Georgia Gulf is a major manufacturer and worldwide marketer of several highly integrated lines of commodity chemicals and polymers including aromatic, natural gas, and electrochemical products. The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Company's consolidated financial statements and related notes.

1997 Compared with 1996

         Net sales in 1997 were $965.7 million, an increase of 8 percent from $896.2 million in 1996. Operating income also increased 8 percent to $146.8 million in 1997 from $136.3 million in 1996. Diluted earnings per share for 1997 were $2.39 on net income of $81.2 million, compared to diluted earnings per share and net income for 1996 of $1.98 and $71.6 million, respectively. Results for 1997 include a pretax gain of $8.6 million from the sale of certain oil and gas properties, which resulted in an increase to net income of $5.3 million, or $0.16 per share on a diluted basis.

         The Company generated the increase in net sales during 1997 from a 12 percent increase in sales volume, which was partially offset by a 4 percent reduction in the average sales price of the Company's products. The Company's recently completed plant expansions in cumene and vinyl chloride monomer ("VCM") drove the sales volume increase; however, sales volumes also increased for the Company's other products, except for vinyl resins and compounds where sales volumes declined. Overall, the Company operated its plants at 93 percent of capacity in 1997. Stronger demand led to higher pricing for nearly all of the Company's products, with the exception of caustic soda, which experienced a significant price decline, resulting in the decrease in the overall average sales price of the Company's products.

         Raw material prices were up in 1997, with the exception of natural gas, where prices were level with 1996. The Company's new cogeneration facility and air separation plant, both completed in 1997 and located at the Plaquemine, Louisiana complex, reduced the cost of previously purchased electricity, nitrogen and oxygen. Overall, the Company's gross margin increased 8 percent from $177.9 million in 1996 to $192.5 million in 1997, as the increase in combined sales volume more than offset the net increase in raw material costs and the reduction in average sales prices.

         Selling and administrative expenses increased $4.1 million in 1997 primarily as a result of higher compensation expense relating to profit sharing programs and increased legal and environmental expenses.

         Interest expense increased $3.9 million in 1997 due to less interest being capitalized in connection with capital expansion activity and a higher average outstanding debt balance.

         Diluted earnings per share increased 21 percent in 1997 due to higher net income and fewer shares outstanding resulting from the Company's share repurchase program.

1996 Compared with 1995

         Net sales of $896.2 million for 1996 were down 17 percent from $1.1 billion in 1995, resulting in a 58 percent decline in operating income to $136.3 million from the record level of $327.9 million reported in 1995. Diluted earnings per share for 1996 were $1.98 on net income of $71.6 million as compared to diluted earnings per share and net income for 1995 of $4.73 and $186.5 million, respectively.

         The decline in net sales during 1996 primarily resulted from a 14 percent reduction in the average sales price of the Company's products, accompanied by a 3 percent decrease in sales volumes. Although generally all selling prices were below 1995 levels, vinyl products experienced the sharpest drop, followed by methanol. These sales price declines were primarily related to increased industry capacity. The decrease in sales volumes was largely attributable to lower production volumes in 1996 as a result of planned and unplanned plant downtime, primarily from tie-ins of capacity expansions during the year and freeze damage during the earlier part of the year.

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


         Overall, raw material prices were lower in 1996 as the Company was able to offset higher natural gas costs with reductions in other raw materials. However, the impact of the lower raw material costs was insignificant in comparison with the declines in selling prices.

         Selling and administrative expenses decreased $6.8 million in 1996 primarily as a result of lower compensation expense related to profit-sharing programs.

         Interest expense declined $4.3 million in 1996 due to increased interest capitalized during 1996 in connection with capital expansion activity and a lower average interest rate on the Company's debt portfolio.

         Diluted earnings per share decreased 58 percent in 1996 due to lower net income, which was partially offset by fewer shares outstanding resulting from the Company's share repurchase program.

Liquidity and Capital Resources

         Georgia Gulf's primary liquidity focus is to maintain debt at a manageable level, regardless of the Company's position in the economic cycle. Management believes that cash provided by operations and the availability of borrowings under the Company's revolving credit facility will provide sufficient funds to support planned capital expenditures, dividends, stock repurchases, working capital fluctuations and debt service requirements.

         In 1997, Georgia Gulf generated $109 million from operating activities, down $5.7 million from 1996. Major sources of cash flow from operating activities in 1997 were net income of $81.2 million, noncash provisions of $37.9 million for depreciation and amortization and $11.7 million for deferred income taxes. The items affecting net income are discussed in the "Results of Operations" section. Total working capital at year-end was $57.5 million versus $49.4 million at the end of 1996.

         The Company expended cash in financing activities in 1997 to repurchase common stock for $59.3 million and pay dividends of $10.7 million. The Company invested cash in 1997 in capital expenditures of $56.6 million which were offset by proceeds of $16.5 million received from the sale of certain oil and gas properties.

         Major capital expenditures for 1997 included $10.1 million for the completion of the expansion of the phenol/acetone plant in Plaquemine, Louisiana; $9.6 million for the completion of the air separation plant in Plaquemine, Louisiana; $4.1 million for the completion of the expansion of the VCM plant in Plaquemine, Louisiana; and $2 million for the completion of the second phase of the vinyl compound expansion at Gallman, Mississippi. The Company estimates that capital expenditures for 1998 will approximate $45 million. Capital expenditures will be directed toward projects increasing the efficiency of existing operations and certain environmental projects.

         Georgia Gulf repurchased and retired 2.1 million shares of its common stock during 1997. As of December 31, 1997, the Company had authorization to repurchase an additional one million shares under its stock repurchase program. In February 1998, the Company's Board of Directors authorized another share repurchase program for an additional 6.5 million shares.

         Debt decreased slightly during 1997 to a level of $393 million. Georgia Gulf's debt portfolio primarily consists of a $100 million term loan, $100 million principal amount 7 5/8% Notes, $155 million outstanding under its $350 million revolving credit agreement and $38 million in other debt agreements. The Company has interest rate swap agreements to fix the interest rate on the term loan at a rate ranging from 6.71 percent to 7.04 percent. The Company does not use interest rate swap agreements or any other derivatives for trading purposes. As of December 31, 1997, the Company had availability of $195 million under its $350 million revolving credit facility.

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


         In 1996, Georgia Gulf generated $114.7 million from operating activities, down significantly from $278.6 million in 1995. Cash flow decreased due to lower earnings in 1996, offset in part by a decrease in working capital. The majority of the change in working capital in 1996 was attributable to lower receivables and higher inventory at the end of 1996 resulting from lower sales. Other changes include higher accounts payable at the end of 1996 due to increased capital expenditure activity and lower accrued compensation costs as a result of a reduction in employee profit sharing expense for 1996.

         Net cash used in financing activities was $2.7 million in 1996, as incremental borrowings of $103.2 million were used to fund repurchases of common stock of $99.6 million and dividends of $11.4 million.

         Net cash used in investing activities was $113.8 million in 1996, and was primarily attributable to capital expenditure requirements of $119.9 million for several plant expansions.

Inflation

         The most significant components of the Company's cost of sales are raw materials and energy, which consist of basic commodity items. The cost of raw materials and energy is based primarily on market forces and has not been significantly affected by inflation. Inflation has not had a material impact on the Company's sales or income from operations.

Environmental

         The Company's operations are subject to increasingly stringent federal, state and local laws and regulations relating to environmental quality. These regulations, which are enforced principally by the United States Environmental Protection Agency and comparable state agencies, govern the management of solid hazardous waste, emissions into the air and discharges into surface and underground waters, and the manufacture of chemical substances.

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

                          CONSOLIDATED BALANCE SHEETS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                                         December 31,
                                                      -------------------
In Thousands, Except Share Data                         1997       1996
                                                      --------   --------
Assets

Cash and cash equivalents                             $  1,621   $    698
Receivables, net of allowance for doubtful accounts
  of $2,400 in 1997 and 1996                            67,553     64,131
Inventories                                             92,921     89,196
Prepaid expenses                                         6,508      9,934
Deferred income taxes                                    7,409      6,410
                                                      --------   --------
  Total current assets                                 176,012    170,369
                                                      --------   --------
Property, plant and equipment, at cost                 650,968    646,144
  Less accumulated depreciation                        240,108    251,407
                                                      --------   --------
    Property, plant and equipment, net                 410,860    394,737
                                                      --------   --------
Other assets                                            25,831     22,893
                                                      --------   --------
Total assets                                          $612,703   $587,999
                                                      --------   --------
                                                      --------   --------
Liabilities and Stockholders' Equity
Accounts payable                                      $ 92,588   $ 94,767
Interest payable                                         2,218      2,910
Accrued income taxes                                       564      2,039
Accrued compensation                                     7,281      5,637
Accrued pension                                          2,257      2,139
Other accrued liabilities                               13,632     13,482
                                                      --------   --------
  Total current liabilities                            118,540    120,974
                                                      --------   --------
Long-term debt                                         393,040    395,600
                                                      --------   --------
Deferred income taxes                                   65,520     52,855
                                                      --------   --------
Stockholders' equity
  Preferred stock-$0.01 par value;
    75,000,000 shares authorized; no shares issued        --         --
  Common stock-$0.01 par value; 75,000,000
    shares authorized; shares issued and outstanding:
    32,781,439 in 1997 and 34,584,800 in 1996              328        346
  Retained earnings                                     35,275     18,224
                                                      --------   --------
    Total stockholders' equity                          35,603     18,570
                                                      --------   --------
Total liabilities and stockholders' equity            $612,703   $587,999
                                                      --------   --------
                                                      --------   --------

The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                                         Year Ended December 31,
                                                 --------------------------------------------
In Thousands, Except Share Data                      1997            1996           1995
                                                 ------------    ------------    ------------
Net sales                                        $    965,650    $    896,186    $  1,081,576
                                                 ------------    ------------    ------------
Operating costs and expenses
  Cost of sales                                       773,129         718,327         705,259
  Selling and administrative                           45,720          41,586          48,371
                                                 ------------    ------------    ------------
    Total operating costs and expenses                818,849         759,913         753,630
                                                 ------------    ------------    ------------
Operating income                                      146,801         136,273         327,946
Other income (expense)
  Gain on sale of assets                                8,600            --              --
  Interest expense                                    (24,693)        (20,833)        (25,114)
  Interest income                                          60              67             244
                                                 ------------    ------------    ------------
Income before income taxes                            130,768         115,507         303,076
Provision for income taxes                             49,567          43,887         116,582
                                                 ------------    ------------    ------------
Net income                                       $     81,201    $     71,620    $    186,494
                                                 ------------    ------------    ------------
                                                 ------------    ------------    ------------
Basic earnings per share                         $       2.41    $       2.00    $       4.82
                                                 ------------    ------------    ------------
                                                 ------------    ------------    ------------
Diluted earnings per share                       $       2.39    $       1.98    $       4.73
                                                 ------------    ------------    ------------
                                                 ------------    ------------    ------------
Weighted average common shares                     33,628,875      35,758,587      38,728,311
                                                 ------------    ------------    ------------
                                                 ------------    ------------    ------------
Weighted average common shares and equivalents     33,946,750      36,247,534      39,427,943
                                                 ------------    ------------    ------------
                                                 ------------    ------------    ------------

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                                        Year Ended December 31,
                                                  -----------------------------------
In Thousands                                         1997        1996         1995
                                                  ---------    ---------    ---------
Cash flows from operating activities:
  Net income                                      $  81,201    $  71,620    $ 186,494
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation and amortization                  37,871       39,431       32,068
      Gain on sale of assets                         (8,600)        --           --
      Provision for deferred income taxes            11,666        4,102        9,435
      Tax benefit related to stock plans              1,252        2,210        2,364
      Change in operating assets and liabilities:
        Receivables                                  (3,422)      25,283       67,671
        Inventories                                  (3,725)     (17,408)      (4,382)
        Prepaid expenses                              3,426        2,174        1,774
        Accounts payable                             (2,179)      15,906        5,090
        Interest payable                               (692)         173       (3,687)
        Accrued income taxes                         (1,475)      (1,257)     (18,241)
        Accrued compensation                          1,644       (9,078)       2,991
        Accrued pension                                 118         (168)        (969)
        Accrued liabilities                             150        1,552        5,411
        Other                                        (8,218)     (19,851)      (7,378)
                                                  ---------    ---------    ---------
Net cash provided by operating activities           109,017      114,689      278,641
                                                  ---------    ---------    ---------
Cash flows from financing activities:
  Long-term debt proceeds                           187,440      268,500      559,400
  Long-term debt payments                          (190,000)    (165,300)    (581,081)
  Proceeds from issuance of common stock              4,598        5,084        5,481
  Repurchase and retirement of common stock         (59,307)     (99,586)    (162,565)
  Dividends paid                                    (10,711)     (11,386)     (12,284)
                                                  ---------    ---------    ---------
Net cash used in financing activities               (67,980)      (2,688)    (191,049)
                                                  ---------    ---------    ---------
Cash flows from investing activities:
  Capital expenditures                              (56,591)    (119,895)     (86,278)
  Proceeds from the sale of assets                   16,477        6,062         --
                                                  ---------    ---------    ---------
Net cash used in investing activities               (40,114)    (113,833)     (86,278)
                                                  ---------    ---------    ---------
Net change in cash and cash equivalents                 923       (1,832)       1,314
Cash and cash equivalents at beginning of year          698        2,530        1,216
                                                  ---------    ---------    ---------
Cash and cash equivalents at end of year          $   1,621    $     698    $   2,530
                                                  ---------    ---------    ---------
                                                  ---------    ---------    ---------

The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

                                                                                   Additional      Retained         Total
                                                            Common Stock             Paid-in       Earnings      Stockholders'
In Thousands, Except Share Data                         Shares         Amount        Capital       (Deficit)        Equity
                                                      ----------    -----------    -----------    -----------    -----------
Balance, December 31, 1994                            42,013,116    $       420    $   185,984    $  (155,266)   $    31,138
Net income                                                  --             --             --          186,494        186,494
Dividends paid                                              --             --             --          (12,284)       (12,284)
Tax benefit realized from stock option plans                --             --            2,364           --            2,364
Common stock issued upon exercise of stock options       270,214              3          2,139           --            2,142
Common stock issued under stock purchase plan            127,722              1          3,338           --            3,339
Repurchase and retirement of common stock             (5,170,800)           (52)      (162,513)          --         (162,565)
                                                      ----------    -----------    -----------    -----------    -----------
Balance, December 31, 1995                            37,240,252            372         31,312         18,944         50,628
Net income                                                  --             --             --           71,620         71,620
Dividends paid                                              --             --             --          (11,386)       (11,386)
Tax benefit realized from stock option plans                --             --            2,210           --            2,210
Common stock issued upon exercise of stock options       340,770              3          1,662           --            1,665
Common stock issued under stock purchase plan            152,178              2          3,417           --            3,419
Repurchase and retirement of common stock             (3,148,400)           (31)       (38,601)       (60,954)       (99,586)
                                                      ----------    -----------    -----------    -----------    -----------
Balance, December 31, 1996                            34,584,800            346           --           18,224         18,570
Net income                                                  --             --             --           81,201         81,201
Dividends paid                                              --             --             --          (10,711)       (10,711)
Tax benefit realized from stock option plans                --             --            1,252           --            1,252
Common stock issued upon exercise of stock options       185,045              2          1,435           --            1,437
Common stock issued under stock purchase plan            140,694              1          3,160           --            3,161
Repurchase and retirement of common stock             (2,129,100)           (21)        (5,847)       (53,439)       (59,307)
                                                      ----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997                            32,781,439    $       328    $      --      $    35,275    $    35,603
                                                      ----------    -----------    -----------    -----------    -----------
                                                      ----------    -----------    -----------    -----------    -----------


The accompanying notes are an integral part of these consolidated financial statements.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


1. Summary of Significant Accounting Policies

         Principles of Consolidation - The consolidated financial statements include the accounts of Georgia Gulf Corporation and its subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

         Nature of Operations - The Company is a manufacturer and worldwide marketer of chemical and plastic products. The Company's products are primarily intermediate chemicals sold for further processing into a wide variety of end-use applications including plastic piping, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and gasoline additives.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents - The Company considers all highly liquid investment instruments with an original maturity of three months or less to be the equivalent of cash for the purposes of financial statement presentation.

         Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods.

         Property, Plant and Equipment - Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and major renewals and improvements are capitalized. Interest expense attributable to funds used in financing the construction of major plant and equipment is capitalized. Interest expense capitalized during 1997, 1996 and 1995 was $2,802,000, $4,826,000 and $1,602,000, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for book purposes, with accelerated methods being used for income tax purposes.

         The estimated useful lives of the assets are as follows:

Buildings and land improvements                     20-30 years
Machinery and equipment                              3-15 years

         Other Assets - Other assets are comprised primarily of deposits for long-term raw material purchase contracts and debt issuance costs. In 1997, deposits began being amortized as additional raw material cost over the remaining 15-year life of the related contracts in proportion to raw material delivery. Debt issuance costs are amortized to expense using the effective interest rate method over the term of the related indebtedness.

         Financial Instruments - The Company does not use derivatives for trading purposes. Interest rate swap agreements, a form of derivative, are used by the Company to manage interest costs on certain portions of the Company's long-term debt (see Note 13). These financial statements do not reflect temporary market gains and losses on derivative financial instruments, although the estimated fair value is disclosed in Note 13. Amounts paid or received on the interest rate swap agreements are recorded to interest expense as incurred. As of December 31, 1997 and 1996, interest rate swap agreements were the only form of derivative financial instrument outstanding.

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

         Earnings Per Share - The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," effective December 31, 1997. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, adjusted for dilutive potential issuances of common stock. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES


2. Receivables

In 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The impact of the adoption was not material to the financial statements.

         The Company has entered into an agreement pursuant to which it sold a percentage ownership interest in a defined pool of the Company's trade receivables. As collections reduce accounts receivable included in the pool, the Company sells participating interests in new receivables to bring the amount in the pool up to the $50,000,000 maximum permitted by the agreement. The receivables are sold at a discount, which approximates the purchaser's financing cost of issuing its own commercial paper backed by these accounts receivable. The ongoing costs of this program of $3,045,000, $2,882,000 and $2,003,000 for 1997, 1996 and 1995, respectively, were charged to selling and administrative expense in the accompanying consolidated statements of income.

3. Inventories

The major classes of inventories were as follows :

                                December 31,
In Thousands                  1997      1996
                             -------   -------
Raw materials and supplies   $34,451   $38,803
Finished goods                58,470    50,393
                             -------   -------
Inventories                  $92,921   $89,196
                             -------   -------
                             -------   -------

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

                                   December 31,
In Thousands                      1997       1996
                                --------   --------
Machinery and equipment         $596,974   $470,039
Land and improvements             23,009     23,009
Buildings                         20,771     17,365
Construction in progress          10,214    135,731
                                --------   --------
Property, plant and equipment   $650,968   $646,144
                                --------   --------
                                --------   --------

5. Other Assets

Other assets consisted of the following:

                                  December 31,
In Thousands                    1997        1996
                              --------    --------
Deposits                      $ 23,473    $ 16,330
Accumulated amortization        (2,789)       --
                              --------    --------
                                20,684      16,330
Debt issuance costs, net of
accumulated amortization         3,035       3,483
Other                            2,112       3,080
                              --------    --------
Other assets                  $ 25,831    $ 22,893
                              --------    --------
                              --------    --------

         Debt issuance costs amortized as interest expense during 1997, 1996 and 1995 were $448,000, $440,000 and $420,000, respectively.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



6. Long-term Debt

         Long-term debt consisted of the following:

                            December 31,
In Thousands               1997      1996
                        --------   --------
Revolving credit loan   $155,000   $167,000
Term Loan                100,000    100,000
7 5/8% Notes due 2005    100,000    100,000
Other                     38,040     28,600
                        --------   --------
Long-term debt          $393,040   $395,600
                        --------   --------
                        --------   --------

         The Company's credit agreement (the "Credit Agreement") provides for an unsecured revolving credit facility, which permits borrowings of up to $350,000,000. The revolving credit facility terminates and related outstanding loans, if any, are due in March 2000. As of December 31, 1997, the Company had availability to borrow up to $195,000,000 under the terms of the revolving credit facility. An annual commitment fee, which ranges from 0.10 percent to
0.25 percent, is required to be paid on the revolving credit facility commitment. The interest rate on the revolving credit facility is based on LIBOR and averaged 5.98 percent and 5.77 percent for 1997 and 1996, respectively.

         The Company has a $100,000,000 unsecured term loan agreement (the "Term Loan") with an average rate of 6.99 percent and 6.88 percent for 1997 and 1996, respectively. Required principal payments under the Term Loan are $25,000,000 in June 2001 and $75,000,000 in June 2002. The LIBOR-based variable interest rate on the Term Loan has been fixed at a rate ranging from 6.71 percent to 7.04 percent using interest rate swap agreements.

         The Company has $100,000,000 principal amount of unsecured 7 5/8 percent notes (the "Notes") outstanding, which are due in November 2005. Interest on the Notes is payable semiannually on May 15 and November 15 of each year. The Notes are not redeemable prior to maturity.

         Under the Credit Agreement, Term Loan and Notes, the Company is subject to certain restrictive covenants, the most significant of which require the Company to maintain certain financial ratios and limit the amount the Company can pay for dividends and repurchases of common stock. The Company's limit for dividends and repurchases of common stock was $103,240,000 as of December 31, 1997.

         Cash payments for interest during 1997, 1996 and 1995 were $27,739,000, $22,945,000 and $28,336,000, respectively.

7. Stockholders' Equity

         In April 1990, the Company's stockholders approved a plan of recapitalization (the "Recapitalization"), which resulted in a distribution to stockholders of $864,733,000. The distribution for the Recapitalization, net of certain tax benefits, was charged against retained earnings.

         During 1997 and 1996, the Company repurchased 2,129,100 shares of its common stock for $59,307,000 and 3,148,400 shares for $99,586,000, respectively. As of December 31, 1997, the Company had authorization to repurchase up to 1,021,700 additional shares under the current common stock repurchase program.

         In connection with the stock purchase rights described below, 30,000,000 of the authorized shares of preferred stock are designated Junior Participating Preferred Stock. If issued, the Junior Participating Preferred Stock would be entitled, subject to the prior rights of any senior preferred stock, to a dividend equal to the greater of $0.01 or that which is paid on the common shares.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



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

8. Stock Option and Purchase Plans

         Options to purchase common stock of the Company have been granted to employees under plans adopted in 1987 and 1990. Option prices are equal to the closing price of the Company's stock on date of grant. Options vest ratably over a three- or five-year period from the date of grant and expire no more than ten years after grant.

         The following is a summary of all stock option information:

                                               Year Ended December 31,
                                            1997         1996          1995
                                        ------------  ------------  ------------
Stock options:
Outstanding at beginning of year           956,561     1,299,031     1,569,245
  Exercised                               (185,045)     (340,770)     (270,214)
  Forfeited or canceled                     (3,400)       (1,700)         --
                                        ------------  ------------  ------------
Outstanding at year end                    768,116       956,561     1,299,031
                                        ------------  ------------  ------------
                                        ------------  ------------  ------------
Option exercise price per share range   $7.75-$36.50  $6.36-$36.50  $3.07-$36.50
Options exercisable                        684,116       830,561     1,131,031
Options available for grant                 18,927        15,527        13,827
                                        ------------  ------------  ------------
                                        ------------  ------------  ------------

         The Company's stockholders have approved a qualified, noncompensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a twelve-month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 15 percent of an employee's base salary. In connection with this stock purchase plan, 507,128 shares of common stock are reserved for future issuances. Under this plan and similar plans, 140,694, 152,178 and 127,722 shares of common stock were issued at $22.47, $22.47 and $26.14 per share during 1997, 1996 and 1995, respectively.

         The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes. Under these provisions, no compensation was recognized in 1997, 1996 and 1995 for the Company's stock option plans or its stock purchase plans. Options issued under the plan adopted in 1987 were granted with related cash compensation awards. No compensation expense was recognized subsequent to 1994 relating to options issued under this 1987 plan.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



         In accordance with the disclosure requirements of SFAS No. 123, the Company is required to calculate the pro forma compensation cost of all stock options and purchase rights granted after December 31, 1994, using an option pricing model. Since no stock options have been granted since December 31, 1994, only stock purchase rights granted in connection with the Company's stock purchase plan are subject to the calculation.

         For SFAS No. 123 purposes, the fair value of each stock purchase right for 1997, 1996 and 1995 has been estimated as of the date of the right using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of
5.66 percent, 5.09 percent and 7.43 percent; dividend yields of 1.20 percent,
1.04 percent and 0.82 percent; expected volatilities of 0.23, 0.30 and 0.32; and an expected life of one year for each of the three years. Using these assumptions, the fair values of the stock purchase plan rights for 1997, 1996 and 1995 were $977,000, $1,062,000 and $1,544,000, respectively. Had compensation cost been determined consistently with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per common share would have been reduced to the following pro forma amounts:



In thousands, Except                   Year Ended December 31,
Per Share Data                     1997         1996         1995
                                ----------   ----------   -----------
Net income
  As reported                   $   81,201   $   71,620   $   186,494
  Pro forma                         80,594       70,962       185,537
Basic earnings per share
  As reported                         2.41         2.00          4.82
  Pro forma                           2.40         1.98          4.79
Diluted earnings per share
  As reported                         2.39         1.98          4.73
  Pro forma                           2.37         1.96          4.71
                                ----------   ----------   -----------
                                ----------   ----------   -----------

9. Employee Benefit Plans

         The Company has certain pension, savings and profit sharing plans that cover substantially all of its employees. The expense incurred for these plans was approximately $3,798,000, $4,522,000 and $5,551,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

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

         The net pension costs for the defined benefit plans include the following components:

                                                     Year Ended December 31,
In Thousands                                        1997       1996       1995
                                                   -------    -------    -------
Service cost for benefits earned during the year   $ 1,765    $ 2,060    $ 1,776
Interest cost on projected benefit obligation        2,867      2,730      2,527
Actual return on assets                             (9,176)    (5,056)    (7,983)
Net amortization and deferrals                       5,110      1,814      5,920
                                                   -------    -------    -------
Net pension cost                                   $   566    $ 1,548    $ 2,240
                                                   -------    -------    -------
                                                   -------    -------    -------

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



         Pension expenses were calculated using assumed discount rates of 7.25 percent in 1997, 7.0 percent in 1996 and 7.5 percent in 1995; assumed long-term compensation increase rates of 4.0 percent in 1997 and 5.5 percent in 1996 and 1995; and assumed long-term rates of return on plan assets of 9.0 percent in 1997, 1996 and 1995.

         The funded status of the defined benefit plans at December 31, 1997 and 1996 was as follows:

                                                1997                           1996
                                    ----------------------------    ---------------------------
                                                      Unfunded                      Unfunded
                                    Fully Funded     Executive      Fully Funded    Executive
In Thousands                        Benefit Plans   Benefit Plans   Benefit Plans  Benefit Plans
                                    -------------   -------------   -------------  -------------
Actuarial present value of:
  Vested benefit obligation           $(25,849)       $ (5,530)       $(22,087)       $ (4,607)
  Nonvested benefit obligation            (356)           (170)           (372)           (621)
                                      --------        --------        --------        --------
Accumulated benefit obligation        $(26,205)       $ (5,700)       $(22,459)       $ (5,228)
                                      --------        --------        --------        --------
                                      --------        --------        --------        --------
Projected benefit obligation          $(35,168)       $ (7,423)       $(30,718)       $ (7,010)
Plan assets at fair value               53,705            --            45,093            --
                                      --------        --------        --------        --------
Fair value of assets in excess
  of (less than) projected benefit
  obligation                            18,537          (7,423)         14,375          (7,010)
Unrecognized net (gains) and losses    (15,655)           (286)        (11,786)           (518)
Unrecognized prior service cost           (696)          1,450            (750)          1,607
Unrecognized transition obligation       1,861             711           2,058             856
Additional minimum liability              --              (672)           --              (673)
                                      --------        --------        --------        --------
Prepaid pension expense (liability)   $  4,047        $ (6,220)       $  3,897        $ (5,738)
                                      --------        --------        --------        --------
                                      --------        --------        --------        --------

         The projected benefit obligations for the defined benefit plans were determined using assumed discount rates of 7.25 percent in 1997 and 7.0 percent in 1996 and an assumed long-term compensation increase rate of 4.0 percent in 1997 and 5.5 percent in 1996. The plan assets are invested in a diversified portfolio that consists primarily of equity and debt securities.

10. Income Taxes

         The provision for income taxes was as follows:

                                Year Ended December 31,
                             ------------------------------
In Thousands                   1997       1996       1995
                             --------   --------   --------
Current:
  Federal                    $ 34,320   $ 35,903   $ 94,068
  State                         3,581      3,882     13,079
                             --------   --------   --------
                               37,901     39,785    107,147
                             --------   --------   --------
Deferred:
  Federal                      10,141      2,884      8,812
  State                         1,525      1,218        623
                             --------   --------   --------
                               11,666      4,102      9,435
                             --------   --------   --------
Provision for income taxes   $ 49,567   $ 43,887   $116,582
                             --------   --------   --------
                             --------   --------   --------

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



         The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows:



                                                                  Year Ended December 31,
In Thousands                                                       1997    1996    1995
                                                                   ----    ----    ----
Statutory federal income tax rate                                  35.0%   35.0%   35.0%
State income taxes, net of federal benefit                          2.5     2.9     2.9
Other                                                               0.4     0.1     0.6
                                                                   ----    ----    ----
Effective income tax rate                                          37.9%   38.0%   38.5%
                                                                   ----    ----    ----
                                                                   ----    ----    ----


         Cash payments for income taxes during 1997, 1996 and 1995 were $38,124,000, $28,685,000 and $133,170,000, respectively.

         The Company's net deferred tax liability consisted of the following major items:

                                    December 31,
In Thousands                      1997        1996
                                --------    --------
Deferred tax assets:
  Receivables                   $    858    $    715
  Inventories                      1,691       1,323
  Vacation accruals                1,393       1,315
  Other                            3,467       3,057
   Total deferred tax assets       7,409       6,410
                                --------    --------
Deferred tax liability:
  Property, plant and equipment  (65,520)    (52,855)
                                --------    --------
Net deferred tax liability      $(58,111)   $(46,445)
                                --------    --------
                                --------    --------

         The Company has determined, based on its history of operating earnings and expectations for the future, that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets at December 31, 1997.

11. Commitments and Contingencies

         Leases - The Company leases railcars, storage terminals, computer equipment, manufacturing facilities and warehouse and office space under noncancelable operating leases with varying maturities through the year 2010. Future minimum payments under these noncancelable operating leases as of December 31, 1997 were $24,045,000 for 1998, $20,916,000 for 1999, $15,347,000 for 2000, $4,952,000 for 2001, $4,006,000 for 2002 and $17,664,000 thereafter.
Total lease expense was approximately $16,414,000, $13,275,000 and $12,465,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

         In October 1997, the Company began making lease payments under an operating lease agreement for a 250-megawatt cogeneration facility at the Company's Plaquemine, Louisiana complex. The total cost of assets covered by the lease is $115,000,000. The initial lease term is three years with options to renew the lease for two one-year periods and to purchase the facility at its estimated fair market value at any time during the lease term. The lease provides for substantial residual value guarantees by the Company at the termination of the lease if the then estimated fair value of the facility is not recovered by the owner via sale to a third party.

         Purchase Commitments - The Company has certain take-or-pay raw material purchase agreements with various terms extending through 2014. The aggregate amount of the fixed and determinable portion of the required payments under these agreements as of December 31, 1997 was $7,143,000 for each of the years 1998 through 2002 and $40,364,000 thereafter.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



         Legal Proceedings - The Company is a party to numerous individual and several class-action lawsuits filed against the Company, among other parties, arising out of an incident that occurred in September 1996 in which workers were exposed to a chemical substance on the Company's premises in Plaquemine, Louisiana. The substance was later identified to be a form of mustard agent, a chemical which is not manufactured as part of the Company's ordinary operations and which apparently resulted from the unexpected introduction into the Company's feedstocks of one or more impurities from sources unknown.

         The lawsuits are pending in the 18th Judicial District, Iberville Parish. The Company has filed answers in the cases in which it has been served. Discovery also has been served in the cases. All of the actions claim one or more forms of compensable damages, including past and future lost wages and past and future physical and emotional pain and suffering.

         At the present time, the Company does not know, and it is not possible to estimate, the number of persons making claims, the merit of any such claims, the nature or extent of damages that will be sought, the defenses available to the Company, or the liability of other persons, or to make a factual or legal assessment of the Company's ultimate exposure. Notwithstanding the foregoing, the Company believes it has meritorious defenses to the claims asserted and intends to assert and pursue those defenses vigorously.

         In addition, the Company is subject to other claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, with respect to these other claims and legal actions, will not have a material effect on the financial position or on results of operations of the Company.

12. Significant Customer and Export Sales

         Significant Customer - The Company has supply contracts, subject to certain limitations, for a substantial percentage of Georgia-Pacific Corporation's requirements for certain chemicals at prices approximating market. These supply contracts have various expiration dates (depending on the product) from 1998 through 2003 and may be extended year-to-year upon expiration. The sales to Georgia-Pacific Corporation under these supply contracts for the years ended December 31, 1997, 1996 and 1995 amounted to approximately 12 percent, 15 percent and 14 percent of net sales, respectively. Receivables outstanding from these sales were $11,807,000 and $11,226,000 at December 31, 1997 and 1996,
respectively.

Export Sales - Export sales were approximately 15 percent, 12 percent and 15 percent of the Company's net sales for the years ended December 31, 1997, 1996 and 1995, respectively. The principal international markets served by the Company include Canada, Mexico, Latin America, Europe and Asia.

13. Derivative Financial Instruments and Fair Value of Financial Instruments

The Company entered into two interest rate swap agreements in June 1995, for a total notional amount of $100,000,000 maturing in June 2000, to fix the interest rate on the Term Loan. The fixed interest rate paid on the two interest rate swap agreements was 6.31 percent, while the floating interest rate received averaged 5.68 percent and 5.57 percent for 1997 and 1996, respectively. The Company also entered into an interest rate swap agreement for a notional amount of $100,000,000 as a cash flow hedge for the cogeneration facility operating lease agreement. This interest rate swap agreement became effective in August 1997 and will mature in August 2002 with a fixed interest rate to be paid of
5.88 percent. The floating interest rate received averaged 5.73 percent for 1997.

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



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

         The estimated fair value of financial instruments was as follows:


                                         December 31,
                          -----------------------------------------
                                   1997                1996
                          -------------------  --------------------
                          Carrying    Fair     Carrying      Fair
In Thousands               Amount     Value      Amount      Value
                          --------   --------   --------   --------
Debt:
  Revolving credit loan   $155,000   $155,000   $167,000   $167,000
  Term Loan                100,000    100,000    100,000    100,000
  7 5/8% Notes due 2005    100,000    102,419    100,000    100,144
  Other                     38,040     38,040     28,600     28,600

Interest rate swap
 agreements in receivable
 (payable) position           --         (971)      --        2,741
                          --------   --------   --------   --------
                          --------   --------   --------   --------

14. Earnings Per Share

Income available to common stockholders, the numerator in the basic and diluted earnings per share computations, is $81,201,000, $71,620,000 and $186,494,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

         The following table reconciles the denominator for the basic and diluted earnings per share computations shown on the consolidated statements of income:


                                                    Years Ended December 31,
                                                    ------------------------
In Thousands                                         1997     1996    1995
                                                    ------   ------   ------
Weighted average common shares                      33,629   35,759   38,728
  Plus incremental shares from
   assumed conversions:
   Options                                             289      446      674
   Employee stock purchase plan rights                  29       43       26
                                                    ------   ------   ------
Weighted average common shares and equivalents      33,947   36,248   39,428
                                                    ------   ------   ------
                                                    ------   ------   ------

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (continued)
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES



15. Dispositions

In July 1997, the Company completed the sale of certain oil and gas properties representing substantially all of the assets of Great River Oil & Gas Corporation, a subsidiary of the Company. Net proceeds from this sale were $16,477,000, on which the Company recorded a pretax gain of $8,600,000 ($5,300,000, net of income taxes). Historically, the operating results for this subsidiary have not been material to the financial statements of the Company.

         In April 1996, the Company completed the sale of its Delaware City, Delaware facility, and its emulsion resin business. The majority of the Delaware City vinyl compound production has been transferred to the Company's vinyl compound plant in Gallman, Mississippi. The proceeds from the sale approximated the net book value of the disposed assets.

16. Quarterly Financial Data (Unaudited)

The following table sets forth certain quarterly financial data for the periods indicated:


                                                1997                                          1996
                             --------------------------------------------   -----------------------------------------
In Thousands, Except           First     Second      Third        Fourth     First     Second       Third     Fourth
Per Share Data                Quarter    Quarter    Quarter      Quarter    Quarter    Quarter     Quarter    Quarter
                             --------   --------   --------      --------   --------   --------   --------   --------
Net sales                    $239,225   $258,208   $235,915      $232,302   $208,036   $231,387   $237,946   $218,817
Gross margin                   35,765     51,778     53,640        51,338     40,918     47,093     47,578     42,270
Operating income               24,667     39,904     42,304        39,926     30,110     36,167     37,601     32,395(2)
Net income                     12,061     20,580     27,724(1)     20,836     15,806     19,286     19,871     16,657
Basic earnings per share         0.35       0.61       0.83          0.63       0.43       0.53       0.57       0.48
Diluted earnings per share       0.35       0.60       0.83          0.63       0.42       0.52       0.56       0.48
Dividends per common share       0.08       0.08       0.08          0.08       0.08       0.08       0.08       0.08
                             --------   --------   --------      --------   --------   --------   --------   --------
                             --------   --------   --------      --------   --------   --------   --------   --------

(1) Includes a pretax gain of $8,600,000 from the sale of certain oil and gas properties, which resulted in an increase to net income of $5,300,000.

(2) Includes the reversal of certain environmental tax liabilities accrued during 1996 for $4,000,000 and the recording of a favorable insurance settlement claim for $3,200,000.

                              REPORT OF MANAGEMENT
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

To the Stockholders
of Georgia Gulf Corporation:

The accompanying consolidated financial statements of Georgia Gulf Corporation and subsidiaries are the responsibility of and have been prepared by the Company in conformity with generally accepted accounting principles. The financial information displayed in other sections of this 1997 Annual Report is consistent with the consolidated financial statements.

         The integrity and the objectivity of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year-end, are the responsibility of management. The Company and its subsidiaries maintain accounting systems and related internal controls, including a budgeting and reporting system, to provide reasonable assurance that financial records are reliable for preparing the consolidated financial statements and for maintaining accountability for assets. The system of internal controls also provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization. Periodic reviews of the systems and of internal controls are performed by the Company's internal audit department.

         The Audit Committee of the Board of Directors, composed solely of outside directors who are not officers or employees of the Company, has the responsibility of meeting periodically with management, the Company's internal auditors and Arthur Andersen LLP, the Company's independent public accountants that are approved by the stockholders, to review the scope and results of the annual audit and the general overall effectiveness of the internal accounting control system. The independent public accountants and the Company's internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits, as well as any comments they may have related to the adequacy of the internal accounting control system and the quality of financial reporting.

Richard B. Marchese
Vice President Finance,

Chief Financial Officer and Treasurer
February 12, 1998

                                   REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Georgia Gulf Corporation:

We have audited the accompanying consolidated balance sheets of Georgia Gulf Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Gulf Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Atlanta, Georgia

February 12, 1998

                                   DIRECTORS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

James R. Kuse
Chairman of the Board, Retired Chief Executive Officer
Georgia Gulf Corporation

Jerry R. Satrum
Chief Executive Officer
Georgia Gulf Corporation

Edward A. Schmitt(1)
President and Chief Operating Officer
Georgia Gulf Corporation

John D. Bryan
Retired Vice President Operations
Georgia Gulf Corporation

Dennis M. Chorba
Retired Vice President, General Counsel
Georgia Gulf Corporation

Alfred C. Eckert III*
President
Greenwich Street Capital Partners, Inc.

Robert E. Flowerree*
Retired Chairman of the Board
Georgia-Pacific Corporation

Holcombe T. Green, Jr.*(2)
Chairman and Chief Executive Officer
Westpoint Stevens, Inc.

Edward S. Smith*
Retired Chairman and Chief Executive Officer
Omark Industries

-------------------
*        Audit Committee

(1)      Elected to Board of Directors effective February 10, 1998
(2)      Resigned from Board of Directors effective February 10, 1998

                                    OFFICERS
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

Jerry R. Satrum
Chief Executive Officer

Edward A. Schmitt
President and Chief Operating Officer

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

Thomas G. Swanson
Vice President Supply and Corporate Development

                             CORPORATE INFORMATION
                   GEORGIA GULF CORPORATION AND SUBSIDIARIES

Corporate Headquarters
400 Perimeter Center Terrace
Suite 595
Atlanta, Georgia 30346
(770) 395-4500

Auditors
Arthur Andersen LLP
Atlanta, Georgia

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
P.O. Box 3001
Winston-Salem, North Carolina 27102
1-800-633-4236

Changes of address, questions regarding lost certificates, requests for changes in registration and other general correspondence concerning stockholder accounts should be directed to the Transfer Agent.

Annual Meeting

The Annual Meeting of Stockholders of Georgia Gulf Corporation will be held in the Conference Center of the South Terraces Building,115 Perimeter Center Place, Atlanta, Georgia, on Tuesday, May 19, 1998 at 1:30 p.m. Stockholders are cordially invited to attend.

Dividend Policy

Dividends on Georgia Gulf Corporation's common stock are usually declared quarterly by the Board of Directors and paid shortly thereafter.

Annual Report on Form 10-K

Form 10-K is a report filed annually with the Securities and Exchange Commission. Much of the information contained therein is included in this Annual Report, though the Form 10-K includes some supplementary material.

         Upon receipt of a written request from a stockholder to the Investor Relations Department, Georgia Gulf Corporation, P.O. Box 105197, Atlanta, Georgia 30348, Georgia Gulf will furnish a copy of its Form 10-K, excluding exhibits, without charge.

Common Stock Data

Georgia Gulf Corporation's common stock is listed on the New York Stock Exchange under the symbol "GGC."

         At December 31, 1997, there were 1,202 common stockholders of record.

         The following table sets forth the New York Stock Exchange high, low and closing stock prices for the Company's common stock for the years 1997 and 1996.


In Dollars        High     Low     Close
                 ------   ------   ------
1997

First quarter    29       24 3/4   25 1/4
Second quarter   29 1/2   23       29 1/16
Third quarter    33 1/2   27 3/4   30 5/8
Fourth quarter   32 3/8   28 1/2   30 5/8

1996

First quarter    39 1/2   28 1/4   37 1/2
Second quarter   38 3/4   28 1/2   29 1/4
Third quarter    32 7/8   27 7/8   29 7/8
Fourth quarter   30 1/4   25 3/4   26 7/8
                 ------   ------   ------
                 ------   ------   ------