Form 10-K405, Exhibit 13
period 1998-12-31
GEORGIA GULF CORP /DE/
filed 1999-03-31
CIK 805264

                                   FINANCIALS

14         Ten-Year Selected Financial Data

16         Management's Discussion and Analysis

23         Consolidated Balance Sheets

24         Consolidated Statements of Income

25         Consolidated Statements of Cash Flows

26         Consolidated Statements of Stockholders' Equity

27         Notes to Consolidated Financial Statements

41         Report of Management

41         Report of Independent Public Accountants

42         Directors and Officers

                        TEN-YEAR SELECTED FINANCIAL DATA
                            GEORGIA GULF CORPORATION

                                                                                  YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS &
  EMPLOYEES                                               1998       1997       1996       1995       1994       1993       1992
------------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
RESULTS OF OPERATIONS
Net sales.............................................  $ 875,018  $ 965,650  $ 896,186  $1,081,576 $ 955,305  $ 768,902  $ 779,455
Cost of sales.........................................    702,365    773,129    718,327    705,259    677,919    619,540    616,802
Selling and administrative expense....................     42,650     45,720     41,586     48,371     47,164     38,901     33,827
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income......................................    130,003    146,801    136,273    327,946    230,222    110,461    128,826
Recapitalization expense(1)...........................         --         --         --         --         --         --         --
Gain on sale of assets................................         --      8,600         --         --         --         --         --
Loss on interest rate hedge agreement.................     (9,500)        --         --         --         --         --         --
Interest expense......................................    (30,867)   (24,693)   (20,833)   (25,114)   (37,557)   (44,779)   (61,216)
Interest income.......................................         49         60         67        244        113        106         73
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes, extraordinary charge and
  cumulative effect of accounting change..............     89,685    130,768    115,507    303,076    192,778     65,788     67,683
Provision for income taxes............................     33,406     49,567     43,887    116,582     70,618     23,560     21,346
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary charge and cumulative
  effect of accounting change.........................     56,279     81,201     71,620    186,494    122,160     42,228     46,337
Extraordinary charge on early retirement of debt......         --         --         --         --         --    (13,267)        --
Cumulative effect of accounting change for income
  taxes...............................................         --         --         --         --         --     12,973         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income............................................  $  56,279  $  81,201  $  71,620  $ 186,494  $ 122,160  $  41,934  $  46,337
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings per share..............................  $    1.79  $    2.41  $    2.00  $    4.82  $    2.95  $    1.04  $    1.22
Diluted earnings per share............................       1.77       2.39       1.98       4.73       2.89       1.01       1.18
Dividends per common share............................       0.32       0.32       0.32       0.32         --         --         --


IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS &
  EMPLOYEES                                               1991       1990       1989
------------------------------------------------------  ---------  ---------  ---------
RESULTS OF OPERATIONS
Net sales.............................................  $ 838,336  $ 932,104  $1,104,468
Cost of sales.........................................    626,672    661,448    753,255
Selling and administrative expense....................     41,129     42,087     52,204
                                                        ---------  ---------  ---------
Operating income......................................    170,535    228,569    299,009
Recapitalization expense(1)...........................         --    (17,869)        --
Gain on sale of assets................................         --         --         --
Loss on interest rate hedge agreement.................         --         --         --
Interest expense......................................    (80,772)   (63,161)      (961)
Interest income.......................................        492      2,505      2,045
                                                        ---------  ---------  ---------
Income before income taxes, extraordinary charge and
  cumulative effect of accounting change..............     90,255    150,044    300,093
Provision for income taxes............................     28,782     54,700    108,103
                                                        ---------  ---------  ---------
Income before extraordinary charge and cumulative
  effect of accounting change.........................     61,473     95,344    191,990
Extraordinary charge on early retirement of debt......         --         --         --
Cumulative effect of accounting change for income
  taxes...............................................         --         --         --
                                                        ---------  ---------  ---------
Net income............................................  $  61,473  $  95,344  $ 191,990
                                                        ---------  ---------  ---------
                                                        ---------  ---------  ---------
Basic earnings per share..............................  $    1.82  $    3.11  $    7.96
Diluted earnings per share............................       1.77       3.08       7.58
Dividends per common share............................         --         --       1.00

                            GEORGIA GULF CORPORATION

                                                                                  YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS &
  EMPLOYEES                                               1998       1997       1996       1995       1994       1993       1992
------------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
FINANCIAL HIGHLIGHTS

Working capital.......................................  $  65,076  $  57,472  $  49,395  $  73,370  $ 126,668  $  67,674  $  57,465
Property, plant and equipment, net....................    401,149    410,860    394,737    312,536    255,608    222,835    217,781
Total assets..........................................    669,761    612,703    587,999    507,332    508,447    405,287    419,420
Total debt............................................    459,475    393,040    395,600    292,400    314,081    379,206    444,416
Stockholders' equity (deficit)(1).....................     28,881     35,603     18,570     50,628     31,138   (110,577)  (161,165)
Cash provided by operating activities.................    123,903    109,017    114,689    278,641    111,595     88,268     60,385
Depreciation and amortization.........................     45,718     37,871     39,431     32,068     27,774     27,062     29,583
Capital expenditures..................................     25,906     56,591    119,895     86,278     59,142     29,583     14,261
Maintenance expenditures..............................     51,795     58,675     57,064     51,558     46,033     43,141     47,664

OTHER SELECTED DATA

Earnings before interest, taxes, depreciation and
  amortization (EBITDA)(2)............................  $ 175,194  $ 193,272  $ 175,704  $ 360,014  $ 257,996  $ 137,523  $ 158,409
Weighted average common shares........................     31,474     33,629     35,759     38,728     41,427     40,515     37,873
Weighted average common shares and equivalents........     31,787     33,947     36,248     39,428     42,255     41,476     39,215
Common shares outstanding.............................     30,884     32,781     34,585     37,240     42,013     40,952     40,294
Sales per employee....................................  $     833  $     928  $     870  $     946  $     834  $     684  $     691
Current ratio.........................................        1.7        1.5        1.4        1.6        2.0        1.6        1.4
Return on assets......................................        8.8%      13.5%      13.1%      36.7%      26.7%      10.2%      11.1%
Return on sales.......................................        6.4%       8.4%       8.0%      17.2%      12.8%       5.5%       5.9%
Ratio of operating income to interest expense.........        4.2        5.9        6.5       13.1        6.1        2.5        2.1
Employees.............................................      1,050      1,041      1,030      1,143      1,146      1,124      1,128


IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS &
  EMPLOYEES                                               1991       1990       1989
------------------------------------------------------  ---------  ---------  ---------
FINANCIAL HIGHLIGHTS
Working capital.......................................  $  20,676  $  50,131  $ 132,097
Property, plant and equipment, net....................    226,746    220,851    215,182
Total assets..........................................    415,585    456,657    472,989
Total debt............................................    639,153    726,481        856
Stockholders' equity (deficit)(1).....................   (357,512)  (424,476)   330,341
Cash provided by operating activities.................    112,148    127,752    225,255
Depreciation and amortization.........................     26,447     19,834     18,667
Capital expenditures..................................     28,273     58,111     54,159
Maintenance expenditures..............................     42,853     42,985     40,400
OTHER SELECTED DATA
Earnings before interest, taxes, depreciation and
  amortization (EBITDA)(2)............................  $ 196,982  $ 248,403  $ 317,676
Weighted average common shares........................     33,690     30,676     24,111
Weighted average common shares and equivalents........     34,721     30,942     25,327
Common shares outstanding.............................     33,711     33,608     24,437
Sales per employee....................................  $     760  $     868  $     818
Current ratio.........................................        1.1        1.3        2.2
Return on assets......................................       14.1%      20.5%      41.3%
Return on sales.......................................        7.3%      10.2%      17.4%
Ratio of operating income to interest expense.........        2.1        3.6      311.1
Employees.............................................      1,103      1,074      1,350

------------------------------

(1) All years subsequent to 1989 include the effects of the recapitalization, which occurred in April 1990. (See Note 8 to the consolidated financial statements.)

(2) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is commonly used by certain investors to measure a company's ability to service its indebtedness. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. For 1998, the loss on interest rate hedge agreement has been included as interest expense for the computation of EBITDA.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                            GEORGIA GULF CORPORATION

RESULTS OF OPERATIONS

    Georgia Gulf manufactures and markets two highly integrated chemical product lines, chlorovinyls and aromatics; and also a third product line, methanol, a natural gas chemical. The Company's chlorovinyl products include chlorine, caustic soda, sodium chlorate, vinyl chloride monomer ("VCM"), and vinyl resins and compounds; the Company's primary aromatic chemical products include cumene, phenol and acetone.

    Georgia Gulf's business, and the chemical industry in general, is cyclical in nature and is affected by world economic conditions. The level of domestic chemical sales and product pricing tends to reflect fluctuations in downstream markets that are affected by consumer spending for durable goods and construction spending. Global capacity of certain chemicals also affects the supply and demand for the products the Company manufactures and markets.

1998 COMPARED WITH 1997--For the year ended December 31, 1998, diluted earnings per share were $1.77 on net income of $56.3 million and net sales of $875.0 million. This compares with diluted earnings per share of $2.39, net income of $81.2 million and net sales of $965.7 million for 1997.

    Operating income for 1998 was $130.0 million, a decrease of 11 percent from $146.8 million in 1997. Total sales volume increased slightly over the prior year as increased sales volume in chlorovinyls more than offset declines in aromatics and methanol. The average selling price of the Company's products declined 10 percent for the period-to-period comparison. With the exception of caustic soda, pricing declined for all products; however, lower raw material costs helped mitigate a portion of these sales price decreases. Operating income also included a reduction in maintenance expense of $5.1 million for the deferment of certain plant turnarounds until 1999.

    In chlorovinyls, industry operating rates for chlorine/caustic soda plants ran above 90 percent for most of 1998. Georgia Gulf markets all of its caustic soda and consumes most of its chlorine, while approximately 72 percent of VCM production is used internally in the manufacture of vinyl resins. Approximately 37 percent of the Company's vinyl resin is used internally to produce vinyl compounds. Both VCM and vinyl resins have suffered from industry overcapacity, resulting in excess supply and reduced operating rates in both 1998 and 1997. Demand from Asia has also suffered as a result of the economic troubles in that region. However, the market demand for vinyl compounds remained strong in 1998, benefitting from the continued strength of the United States economy. In addition, the acquisition in May 1998 of North American Plastics, Inc., a manufacturer of flexible vinyl compounds, has contributed positively to earnings of the Company's vinyl compounds business.

    The Company's chlorovinyls business had a higher profit contribution of $80.2 million in 1998 as compared with $69.8 million in 1997 as sales volume increased 10 percent, offsetting a 5 percent decrease in sales prices. Sales volumes were up for most chlorovinyl products in 1998, especially vinyl compounds which included the flexible vinyl compound sales of newly acquired North American Plastics. Sales prices for all chlorovinyl products were lower, with the exception of caustic soda. However, caustic soda did begin to weaken in the second half of 1998, largely due to a combination of high caustic/chlorine operating rates and lower demand from pulp and paper producers. Pricing pressure is expected to continue into 1999 for caustic/chlorine as two major expansions are scheduled for completion in 1999. Industry operating rates during 1998 for VCM plants were in the high 80 percent range for most of the year as producers adjusted production levels to meet reduced export demand. Prices were negatively impacted from this oversupply situation as well. Vinyl resins have endured an eighteen-month decline in sales prices also due to industry overcapacity, but pricing did begin to improve slightly toward the end of 1998. There are no significant vinyl resin capacity additions scheduled for 1999, which should lead to a more balanced market and higher pricing levels.

    Aromatic industry operating rates were high for 1998 as a result of strong demand attributable to the continued strength of downstream markets for phenol, particularly bisphenol-A and phenolic resins. The Company's aromatics business generated $73.4 million in operating income for 1998 as compared to $71.1 million for 1997. Sales volume for aromatic chemicals in 1998 decreased 4 percent from 1997 levels, as a drop in cumene volume more than offset increases in both phenol and acetone volumes. The average sales price for the entire aromatic chemical chain declined approximately 14 percent in 1998, as compared to 1997. Industry operating rates for cumene, which experienced the sharpest drop in sales volume and price, were in the low 80 percent range in 1998. The Company's average phenol sales price declined approximately 13 percent as compared to 1997. The phenol industry operated at rates in the mid-90 percent range. Looking forward, management expects phenol demand to continue its steady growth in 1999; however, capacity additions scheduled for 1999 and 2000 will cause further margin compression as industry supply increases. Phenol's co-product, acetone, was also under price pressure during 1998. This trend will more than likely continue as the current acetone industry capacity exceeds forecasted demand.

    The methanol market has experienced a rapid decline in pricing and profitability since the first quarter of 1998. Earnings for methanol declined from $24.3 million in 1997 to a loss of $9.0 million in 1998. Substantial increases in global supply created a significant imbalance between supply and demand, resulting in a 39 percent decline in average pricing for 1998 as compared to 1997. These market conditions have had a serious impact on profitability for the domestic methanol industry as United States producers face tighter competition from increased levels of low-cost imports. As a result, the Company has temporarily shut down its operations of the methanol plant and is supplying customers by purchasing methanol from offshore suppliers. The Company is presently examining a range of options to enhance the value of the methanol business and take advantage of the Company's customer base and extensive distribution system.

    Selling and administrative expenses decreased $3.1 million in 1998 to $42.7 million, primarily as a result of reduced pension costs and lower profit-sharing expense.

    In June 1998, the Company filed a shelf registration for the issuance of $200.0 million of long-term bonds. Shortly after the filing, the Company entered into an agreement to lock in interest rates on a portion of the bonds. During the third quarter, treasury yields dropped to their lowest levels in 30 years, while at the same time, investors' preference for treasury bonds reduced demand for corporate bonds and limited the Company's ability to issue public debt. As a result, the Company's plans to issue long-term bonds were postponed indefinitely, and the interest rate lock agreements were terminated, resulting in a one-time charge of $6.0 million after-tax or $0.19 per share in the third quarter of 1998.

    Interest expense increased to $30.9 million for 1998, compared with $24.7 million for 1997. This increase primarily reflects a higher average debt balance for 1998, as a result of the North American Plastics acquisition.

    Basic and diluted earnings per share for 1998 were lower due to the reduction in net income but were favorably impacted by a reduction in the number of outstanding common shares compared with the same period in 1997. This reduction in shares was a result of the Company's stock repurchase program.

1997 COMPARED WITH 1996--Net sales in 1997 were $965.7 million, an increase of 8 percent from $896.2 million in 1996. Operating income also increased 8 percent to $146.8 million in 1997 from $136.3 million in 1996. Diluted earnings per share for 1997 were $2.39 on net income of $81.2 million as compared to diluted earnings per share and net income for 1996 of $1.98 and $71.6 million, respectively. Results for 1997 include a pretax gain of $8.6 million from the sale of certain oil and gas properties, which resulted in an increase to net income of $5.3 million, or $0.16 per share on a diluted basis.

    The Company generated the increase in net sales during 1997 from a 12 percent increase in sales volume, which was partially offset by a 4 percent reduction in average sales price of the Company's products. Overall, the Company operated its plants at 93 percent of capacity in 1997. Stronger demand led to higher pricing for nearly all of the Company's products, with the exception of caustic soda, which experienced a significant price decline. As for raw materials, prices were up in 1997 with the exception of natural gas, where prices were level with 1996. The Company's new cogeneration facility and air separation plant, both completed in 1997 and located at the Plaquemine, Louisiana complex, reduced the cost of previously purchased electricity, nitrogen and oxygen.

    The Company's chlorovinyls business generated lower profits in 1997 as compared with 1996 primarily as a result of a significant decline in the selling price of caustic soda. Total sales volumes for chlorovinyls increased 7 percent; however, the overall average selling price for chlorovinyls declined 11 percent as sales price increases for most chlorovinyl products were overshadowed by the drop in caustic soda pricing. Higher raw material costs also contributed to the decline in profits from the chlorovinyls chain during 1997.

    Aromatic chemical products generated significantly higher operating income for 1997 when compared to 1996. Sales volume for aromatics was up 23 percent in 1997 as the Company operated its aromatic plants at 98 percent of capacity. The sales volume increase was also significantly impacted by the expansion of the Company's cumene plant in 1996, which was fully operational throughout 1997. Sales prices for cumene and phenol increased as demand for downstream markets for phenol, primarily bisphenol-A and phenolic resins, strengthened during 1997. Acetone, phenol's co-product, experienced a decline in pricing as the demand for phenol exceeded the demand for acetone, creating a supply and demand imbalance for acetone.

    Methanol operating income increased 145 percent to $24.3 million in 1997 as continued strong demand and several industry outages resulted in higher sales volumes and prices. The cost of natural gas, the primary cost component of methanol, was basically the same for 1996 and 1997.

    Selling and administrative expenses increased $4.1 million in 1997 primarily as a result of higher compensation expense relating to profit-sharing programs and increased legal and environmental expenses.

    Interest expense increased $3.9 million in 1997 due to less interest being capitalized in connection with capital expansion activity and a higher average outstanding debt balance.

    Diluted earnings per share increased 21 percent in 1997 due to higher net income and fewer shares outstanding resulting from the Company's share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has continued to maintain a strong capital structure through effective use of capital and the Company's ability to generate significant cash flow from operations. A strong capital position has enabled Georgia Gulf to invest in projects to enhance efficiency and increase productive capacity and to repurchase a significant portion of the Company's common stock.

    Many of the Company's commodity products are expected to be in the trough part of their pricing cycles during 1999. As management anticipates lower cash flow from operations, investment in capital projects and stock repurchases will be curtailed in order to maintain borrowings and available credit at manageable levels. Management believes that cash provided by operations and the availability of borrowings under the Company's revolving credit facility will provide sufficient funds to support planned capital expenditures, dividends, working capital fluctuations and debt service requirements.

    In 1998, Georgia Gulf generated $123.9 million from operating activities, up $14.9 million from 1997. Major sources of cash flow from operating activities in 1998 were net income of $56.3 million, noncash provisions of $45.7 million for depreciation and amortization and $28.0 million for deferred income taxes. Total working capital at the end of 1998 was $65.1 million versus $57.5 million at the end of 1997. The items affecting net income are discussed in the "Results of Operations" section.

    Capital expenditures for 1998 decreased significantly to $25.9 million as compared to $56.6 million for 1997. Georgia Gulf completed a major capital expansion program in 1997, which included capacity expansions in the phenol, acetone, VCM and vinyl compound plants. The Company also invested $99.9 million for the acquisition of North American Plastics during 1998. As in 1998, capital expenditures for 1999 will be directed toward certain environmental projects and increased efficiency of existing operations. The Company estimates that total capital expenditures for 1999 will approximate $25.0 million.

    Georgia Gulf repurchased and retired 2.3 million shares of its common stock during 1998 at a total cost of $58.9 million. As of December 31, 1998, the Company had authorization to repurchase an additional 5.2 million shares under its stock repurchase program. The Company declared common stock dividends of $0.32 per share or $10.0 million during 1998.

    Debt increased from $393.0 million at the end of 1997 to $459.5 million at the end of 1998 as a result of the North American Plastics acquisition. Georgia Gulf's debt portfolio primarily consists of a $100 million term loan, $100 million principal amount of 7 5/8% notes, $223.0 million outstanding under its $350 million revolving credit facility and $36.5 million in other debt agreements. The Company has interest rate swap agreements to fix the interest rate on the term loan at a rate ranging from 6.71 percent to 7.04 percent. As of December 31, 1998, the Company had availability of $127.0 million under its $350 million revolving credit facility.

    In 1997, Georgia Gulf generated $109.0 million from operating activities, down $5.7 million from 1996. Major sources of cash flow from operating activities in 1997 included net income of $81.2 million, noncash provisions of $37.9 million for depreciation and amortization and $11.7 million for deferred income taxes. During the third quarter of 1997, the Company sold certain oil and gas properties for net proceeds of $16.5 million. The resulting book gain of $8.6 million was reflected as a reduction to net income for purposes of determining net cash provided by operating activities. Total working capital at the end of 1997 was $57.5 million versus $49.4 million at the end of 1996.

    Net cash used in financing activities was $68.0 million in 1997 and was used to fund repurchases of common stock in the amount of $59.3 million and dividends of $10.7 million.

    Net cash used in investing activities was $40.1 million in 1997, and was primarily attributable to capital expenditure requirements of $56.6 million for several plant expansions, offset in part by $16.5 million generated from the sale of certain oil and gas properties.

DISCLOSURES ABOUT MARKET RISK

    The Company is subject to certain market risks related to long-term financing and related derivative financial instruments, foreign currency exchange rates and commodity prices. The Company has policies and procedures to mitigate the potential loss arising from adverse changes in these risk factors.

    INTEREST RATE SENSITIVITY--The table below is a "forward-looking" statement that provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and financing obligations. The Company's policy is to manage interest rates through use of a combination of fixed and floating rate debt. The Company does not use interest rate swap agreements or any other derivatives for trading purposes. For financing obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information and cash flows are presented in U.S. dollars, which is the Company's reporting currency.

                                           PRINCIPAL (NOTIONAL) AMOUNTS BY EXPECTED MATURITY DATE                 FAIR
                               ------------------------------------------------------------------------------   VALUE AT
DOLLARS IN THOUSANDS             1999       2000       2001        2002       2003     THEREAFTER    TOTAL      12/31/98
-----------------------------  ---------  ---------  ---------  ----------  ---------  ----------  ----------  ----------
LONG-TERM FINANCING
Long-term debt:
  Fixed rate principal.......  $  --      $  --      $  --      $   --      $  --      $  107,925  $  107,925  $  107,625
  Average interest rate......     --         --         --          --         --            7.54%       7.54%     --
  Variable rate principal....     --        223,000     25,000      75,000     --          28,550     351,550     351,550
  Average interest rate......     --           5.58%      5.78%       5.95%    --            6.56%       5.97%     --
INTEREST RATE DERIVATIVES
Interest rate swaps:
  Variable to fixed notional
    amount...................  $  --      $  --      $  --      $  200,000  $  --      $   --      $  200,000  $   (6,412)
  Average pay rate...........     --         --         --            6.09%    --          --            6.09%     --
  Average receive rate.......     --         --         --            5.31%    --          --            5.31%     --

    FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY--Primarily all of the Company's sales are denominated in U. S. dollars and it is the Company's policy to purchase forward contracts to eliminate short-term exchange rate volatility for foreign currency sales. The foreign currency exchange rate risk relates to annual sales of less than $10.0 million and, accordingly, foreign currency forward exchange agreements were not material at December 31, 1998.

    COMMODITY PRICE SENSITIVITY--The availability and price of the Company's raw materials are subject to fluctuations due to unpredictable factors in global supply and demand. To reduce price risk caused by market fluctuations, the company from time to time executes raw material purchase contracts, which are less than one year in duration. As of December 31, 1998, the fair value of these raw material purchase contracts was a net payable of $704,000.

YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

    The Company has recognized the need to ensure its operations will not be adversely impacted by the Year 2000 date conversion situation common in many data processing systems. All of the Company's financial reporting systems have been acquired or developed within the past seven years. The installation of these systems is complete, and testing indicates these systems are Year 2000 compliant. Process control software also controls the operation of many of the Company's plants; this process control software was updated to Year 2000 compliant versions during 1998.

    The Company believes its remaining Year 2000 exposure exists primarily in the areas of personal computers and with external partners. The remaining exposure related to the personal computers will be addressed during the first half of 1999. Third parties critical to the Company, both suppliers and customers, were contacted during the first quarter of 1999 in order to develop appropriate contingency plans, if necessary. The additional Year 2000 conversion costs are not expected to be material.

FORWARD-LOOKING STATEMENTS

    This Annual Report and other communications to stockholders, as well as oral statements made by representatives of the Company, may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's outlook for future periods, supply and demand, pricing trends and market forces within the chemical industry, cost reduction strategies and their results, planned capital expenditures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.

    Predictions of future results contain a measure of uncertainty and, accordingly, actual results could differ materially due to various factors. Factors that could change forward-looking statements are, among others, changes in the general economy, changes in demand for the Company's products or increases in overall industry capacity that could affect production volumes and/or pricing, changes and/or cyclicality in the industries to which the Company's products are sold, availability and pricing of raw materials, technological changes affecting production, difficulty in plant operations and product transportation, governmental and environmental regulations and other unforeseen circumstances. A number of these factors are discussed in the Annual Report on Form 10-K and in the Company's other periodic filings with the Securities and Exchange Commission.

INFLATION

    The most significant component of the Company's cost of sales is raw materials which include basic commodity items. The cost of raw materials is based primarily on market forces and has not been significantly affected by inflation. Inflation has not had a material impact on the Company's sales or income from operations.

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

    Management believes that the Company is in material compliance with all current environmental laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with these requirements will not materially affect earnings or cause the Company to exceed its level of anticipated capital expenditures. However, there can be no assurance that regulatory requirements will not change, and, therefore, it is not possible to accurately predict the aggregate cost of compliance resulting from any such changes.

                          CONSOLIDATED BALANCE SHEETS

                            GEORGIA GULF CORPORATION

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
IN THOUSANDS, EXCEPT SHARE DATA                                                                1998        1997
------------------------------------------------------------------------------------------  ----------  ----------
ASSETS
Cash and cash equivalents.................................................................  $    1,244  $    1,621
Receivables, net of allowance for doubtful accounts of $2,400 in 1998 and 1997............      70,233      67,553
Inventories...............................................................................      72,301      92,921
Prepaid expenses..........................................................................       3,562       6,508
Deferred income taxes.....................................................................       6,492       7,409
                                                                                            ----------  ----------
  Total current assets....................................................................     153,832     176,012
                                                                                            ----------  ----------
Property, plant and equipment, at cost....................................................     683,495     650,968
  Less accumulated depreciation...........................................................     282,346     240,108
                                                                                            ----------  ----------
    Property, plant and equipment, net....................................................     401,149     410,860
                                                                                            ----------  ----------
Goodwill..................................................................................      85,154          --
                                                                                            ----------  ----------
Other assets..............................................................................      29,626      25,831
                                                                                            ----------  ----------
Total assets..............................................................................  $  669,761  $  612,703
                                                                                            ----------  ----------
                                                                                            ----------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable..........................................................................  $   66,459  $   92,588
Interest payable..........................................................................       2,272       2,218
Accrued income taxes......................................................................          --         564
Accrued compensation......................................................................       6,814       7,281
Accrued pension...........................................................................         378       2,257
Other accrued liabilities.................................................................      12,833      13,632
                                                                                            ----------  ----------
  Total current liabilities...............................................................      88,756     118,540
                                                                                            ----------  ----------
Long-term debt............................................................................     459,475     393,040
                                                                                            ----------  ----------
Deferred income taxes.....................................................................      92,649      65,520
                                                                                            ----------  ----------
Stockholders' equity
  Preferred stock-$0.01 par value; 75,000,000 shares authorized; no shares issued.........          --          --
  Common stock-$0.01 par value; 75,000,000 shares authorized; shares issued and
    outstanding: 30,883,754 in 1998 and 32,781,439 in 1997................................         309         328
  Retained earnings.......................................................................      28,572      35,275
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      28,881      35,603
                                                                                            ----------  ----------
Total liabilities and stockholders' equity................................................  $  669,761  $  612,703
                                                                                            ----------  ----------
                                                                                            ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                            GEORGIA GULF CORPORATION

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA                                               1998          1997          1996
------------------------------------------------------------------------  ------------  ------------  ------------
Net sales...............................................................      $875,018      $965,650      $896,186
Operating costs and expenses
  Cost of sales.........................................................       702,365       773,129       718,327
  Selling and administrative expense....................................        42,650        45,720        41,586
                                                                          ------------  ------------  ------------
    Total operating costs and expenses..................................       745,015       818,849       759,913
                                                                          ------------  ------------  ------------
Operating income........................................................       130,003       146,801       136,273
Other income (expense)
  Gain on sale of assets................................................            --         8,600            --
  Loss on interest rate hedge agreement.................................        (9,500)           --            --
  Interest expense......................................................       (30,867)      (24,693)      (20,833)
  Interest income.......................................................            49            60            67
                                                                          ------------  ------------  ------------
Income before income taxes..............................................        89,685       130,768       115,507
Provision for income taxes..............................................        33,406        49,567        43,887
                                                                          ------------  ------------  ------------
Net income..............................................................      $ 56,279      $ 81,201      $ 71,620
                                                                          ------------  ------------  ------------
Basic earnings per share................................................      $   1.79      $   2.41      $   2.00
                                                                          ------------  ------------  ------------
Diluted earnings per share..............................................      $   1.77      $   2.39      $   1.98
                                                                          ------------  ------------  ------------
Weighted average common shares..........................................    31,474,072    33,628,875    35,758,587
                                                                          ------------  ------------  ------------
Weighted average common shares and equivalents..........................    31,786,536    33,946,750    36,247,534
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            GEORGIA GULF CORPORATION

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
IN THOUSANDS                                                                    1998         1997         1996
---------------------------------------------------------------------------  -----------  -----------  -----------
Cash flows from operating activities:
  Net income...............................................................  $    56,279  $    81,201  $    71,620
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..........................................       45,718       37,871       39,431
    Gain on sale of assets.................................................      --            (8,600)     --
    Provision for deferred income taxes....................................       28,046       11,666        4,102
    Tax benefit related to stock plans.....................................        1,406        1,252        2,210
    Change in operating assets and liabilities, net of effects of acquisition:
      Receivables..........................................................        8,436       (3,422)      25,283
      Inventories..........................................................       25,416       (3,725)     (17,408)
      Prepaid expenses.....................................................        3,026        3,426        2,174
      Accounts payable.....................................................      (33,979)      (2,179)      15,906
      Interest payable.....................................................           54         (692)         173
      Accrued income taxes.................................................         (564)      (1,475)      (1,257)
      Accrued compensation.................................................       (2,664)       1,644       (9,078)
      Accrued pension......................................................       (1,879)         118         (168)
      Accrued liabilities..................................................       (1,995)         150        1,552
      Other................................................................       (3,397)      (8,218)     (19,851)
                                                                             -----------  -----------  -----------
Net cash provided by operating activities..................................      123,903      109,017      114,689
                                                                             -----------  -----------  -----------
Cash flows from investing activities:
  Capital expenditures.....................................................      (25,906)     (56,591)    (119,895)
  Proceeds from the sale of assets.........................................      --            16,477        6,062
  Acquisition, net of cash acquired........................................      (99,902)     --           --
                                                                             -----------  -----------  -----------
Net cash used in investing activities......................................     (125,808)     (40,114)    (113,833)
                                                                             -----------  -----------  -----------
Cash flows from financing activities:
  Long-term debt proceeds..................................................      207,485      187,440      268,500
  Long-term debt payments..................................................     (141,550)    (190,000)    (165,300)
  Proceeds from issuance of common stock...................................        4,497        4,598        5,084
  Repurchase and retirement of common stock................................      (58,880)     (59,307)     (99,586)
  Dividends paid...........................................................      (10,024)     (10,711)     (11,386)
                                                                             -----------  -----------  -----------
Net cash provided by (used in) financing activities........................        1,528      (67,980)      (2,688)
                                                                             -----------  -----------  -----------
Net change in cash and cash equivalents....................................         (377)         923       (1,832)
Cash and cash equivalents at beginning of year.............................        1,621          698        2,530
                                                                             -----------  -----------  -----------
Cash and cash equivalents at end of year...................................  $     1,244  $     1,621  $       698
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            GEORGIA GULF CORPORATION

                                                            COMMON STOCK         ADDITIONAL                 TOTAL
                                                      -------------------------    PAID-IN    RETAINED   STOCKHOLDERS'
IN THOUSANDS, EXCEPT SHARE DATA                          SHARES       AMOUNT       CAPITAL    EARNINGS      EQUITY
----------------------------------------------------  ------------  -----------  -----------  ---------  ------------

Balance, December 31, 1995..........................    37,240,252   $     372    $  31,312   $  18,944   $   50,628
Net income..........................................       --           --           --          71,620       71,620
Dividends paid......................................       --           --           --         (11,386)     (11,386)
Tax benefit realized from stock option plans........       --           --            2,210      --            2,210
Common stock issued upon exercise of stock
  options...........................................       340,770           3        1,662      --            1,665
Common stock issued under stock purchase plan.......       152,178           2        3,417      --            3,419
Repurchase and retirement of common stock...........    (3,148,400)        (31)     (38,601)    (60,954)     (99,586)
                                                      ------------  -----------  -----------  ---------  ------------
Balance, December 31, 1996..........................    34,584,800         346       --          18,224       18,570

Net income..........................................       --           --           --          81,201       81,201
Dividends paid......................................       --           --           --         (10,711)     (10,711)
Tax benefit realized from stock option plans........       --           --            1,252      --            1,252
Common stock issued upon exercise of stock
  options...........................................       185,045           2        1,435      --            1,437
Common stock issued under stock purchase plan.......       140,694           1        3,160      --            3,161
Repurchase and retirement of common stock...........    (2,129,100)        (21)      (5,847)    (53,439)     (59,307)
                                                      ------------  -----------  -----------  ---------  ------------
Balance, December 31, 1997..........................    32,781,439         328       --          35,275       35,603

Net income..........................................       --           --           --          56,279       56,279
Dividends paid......................................       --           --           --         (10,024)     (10,024)
Tax benefit realized from stock option plans........       --           --            1,406      --            1,406
Common stock issued upon exercise of stock
  options...........................................       169,830           2        1,440      --            1,442
Common stock issued under stock purchase plan.......       228,585           2        3,053      --            3,055
Repurchase and retirement of common stock...........    (2,296,100)        (23)      (5,899)    (52,958)     (58,880)
                                                      ------------  -----------  -----------  ---------  ------------
Balance, December 31, 1998..........................    30,883,754   $     309    $  --       $  28,572   $   28,881
                                                      ------------  -----------  -----------  ---------  ------------
                                                      ------------  -----------  -----------  ---------  ------------

    The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            GEORGIA GULF CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Georgia Gulf Corporation and its subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

    NATURE OF OPERATIONS--The Company is a manufacturer and worldwide marketer of chemical and plastic products. The Company's products are primarily intermediate chemicals sold for further processing into a wide variety of end-use applications including plastic pipe and pipe fittings, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and gasoline additives.

    USE OF ESTIMATES--Management of the Company is required to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes prepared in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments with an original maturity of three months or less to be the equivalent of cash for purposes of financial statement presentation.

    INVENTORIES--Inventories are valued at the lower of cost (first-in, first-out) or market. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and major renewals and improvements are capitalized. Interest expense attributable to funds used in financing the construction of major plant and equipment is capitalized. Interest expense capitalized during 1998, 1997 and 1996 was $667,000, $2,802,000 and $4,826,000, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for book purposes, with accelerated methods being used for income tax purposes.

    The estimated useful lives of the assets are as follows:

                                                                  20-30
Buildings and land improvements.................................  years
Machinery and equipment.........................................  3-15 years

    GOODWILL--Goodwill of $86,725,000 was capitalized in connection with the acquisition of North American Plastics, Inc. in 1998 (see Note 17). The goodwill is being amortized over a 35-year period. Goodwill amortized to cost of sales was $1,571,000 during 1998. The Company periodically evaluates goodwill for impairment. In completing this evaluation, the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying amount of goodwill has not been impaired.

    OTHER ASSETS--Other assets comprised primarily deposits for long-term raw material purchase contracts and debt issuance costs. Deposits are being amortized as additional raw material cost over the remaining 16-year life of the related contracts in proportion to raw material delivery. Debt issuance costs are amortized to expense using the effective interest rate method over the term of the related indebtedness.

    FINANCIAL INSTRUMENTS--The Company does not use derivatives for trading purposes. Interest rate swap and cap agreements, forms of derivatives, are used by the Company to manage interest costs on certain portions of the Company's long-term debt (see Note 14). These financial statements do not reflect

                            GEORGIA GULF CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) temporary market gains and losses on derivative financial instruments, although the estimated fair value is disclosed in Note 14. If subsequent to being hedged, underlying transactions are no longer likely to occur, the related derivative gains and losses are recognized currently as income or expense. Amounts paid or received on the interest rate swap agreements are recorded to interest expense as incurred. As of December 31, 1998 and 1997, interest rate swap agreements were the only form of derivative financial instruments outstanding.

    ENVIRONMENTAL EXPENDITURES--Environmental expenditures related to current operations or future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities are recognized when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

    EARNINGS PER SHARE--Basic earnings per share is computed based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, adjusted for dilutive potential issuances of common stock.

    STOCK-BASED COMPENSATION--Stock-based compensation is recognized using the intrinsic value method. Pro forma net income and earnings per share impacts are presented in Note 9 as if the fair value method had been applied.

2. NEW ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires additional disclosure and presentation of amounts comprising comprehensive income beyond net income. The Company had no comprehensive income amounts for the periods presented. As a result, the adoption had no impact on the Company's reporting under generally accepted accounting principles.

    During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, although earlier adoption is permitted. SFAS No. 133 cannot be applied retroactively. Management has not yet quantified the impact of adopting SFAS No. 133 on the Company's financial statements.

3. RECEIVABLES

    The Company has entered into an agreement pursuant to which it sold a percentage ownership interest in a defined pool of the Company's trade receivables. As collections reduce accounts receivable included in the pool, the Company sells participating interests in new receivables to bring the amount sold up to the $50,000,000 maximum permitted by the agreement. The receivables are sold at a discount, which

                            GEORGIA GULF CORPORATION

3. RECEIVABLES (CONTINUED)
approximates the purchaser's financing cost of issuing its own commercial paper backed by these accounts receivable. The ongoing costs of this program of $2,807,000, $3,045,000 and $2,882,000 for 1998, 1997 and 1996, respectively, were charged to selling and administrative expense in the accompanying consolidated statements of income.

4. INVENTORIES

    The major classes of inventories were as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
IN THOUSANDS                                                                1998       1997
------------------------------------------------------------------------  ---------  ---------
Raw materials and supplies..............................................  $  26,462  $  34,451
Finished goods..........................................................     45,839     58,470
                                                                          ---------  ---------
Inventories.............................................................  $  72,301  $  92,921
                                                                          ---------  ---------
                                                                          ---------  ---------

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
IN THOUSANDS                                                               1998        1997
----------------------------------------------------------------------  ----------  ----------
Machinery and equipment...............................................  $  609,965  $  596,974
Land improvements.....................................................      23,760      23,009
Buildings.............................................................      23,937      20,771
Construction in progress..............................................      25,833      10,214
                                                                        ----------  ----------
Property, plant and equipment, at cost................................  $  683,495  $  650,968
                                                                        ----------  ----------
                                                                        ----------  ----------

6. OTHER ASSETS

    Other assets, net of accumulated amortization, consisted of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
IN THOUSANDS                                                                1998       1997
------------------------------------------------------------------------  ---------  ---------
Deposits for long-term purchase contracts...............................  $  23,635  $  20,684
Debt issuance costs.....................................................      2,613      3,035
Other...................................................................      3,378      2,112
                                                                          ---------  ---------
Other assets............................................................  $  29,626  $  25,831
                                                                          ---------  ---------
                                                                          ---------  ---------

    Debt issuance costs amortized as interest expense during 1998, 1997 and 1996 were $527,000, $448,000 and $440,000, respectively.

                            GEORGIA GULF CORPORATION

7. LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
IN THOUSANDS                                                                                   1998        1997
------------------------------------------------------------------------------------------  ----------  ----------
Revolving credit loan.....................................................................  $  223,000  $  155,000
Term loan.................................................................................     100,000     100,000
7 5/8% notes due 2005.....................................................................     100,000     100,000
Other.....................................................................................      36,475      38,040
                                                                                            ----------  ----------
Long-term debt............................................................................  $  459,475  $  393,040
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The Company's credit agreement provides for an unsecured revolving credit facility which permits borrowings of up to $350,000,000. The revolving credit facility terminates and related outstanding loans, if any, are due in March 2000. As of December 31, 1998, the Company had availability to borrow up to $127,000,000 under the terms of the revolving credit facility. An annual commitment fee, which ranges from 0.10 percent to 0.25 percent (currently at 0.25 percent), is required to be paid on the revolving credit facility commitment. The interest rate on the revolving credit facility is based on LIBOR and averaged 5.97 percent and 5.98 percent for 1998 and 1997, respectively.

    The Company has a $100,000,000 unsecured term loan agreement with an average rate of 6.99 percent for 1998 and 1997. The LIBOR-based variable interest rate on the term loan has been fixed at a rate ranging from 6.71 percent to 7.04 percent using interest rate swap agreements. Required principal payments under the term loan are $25,000,000 in June 2001 and $75,000,000 in June 2002.

    The Company has $100,000,000 principal amount of unsecured 7 5/8 percent notes outstanding, which are due in November 2005. Interest on the notes is payable semiannually on May 15 and November 15 of each year. The notes are not redeemable prior to maturity.

    Under the credit agreement, term loan and notes, the Company is subject to certain restrictive covenants, the most significant of which require the Company to maintain certain financial ratios and to limit the amount of dividends and repurchases of common stock. The Company's limit for dividends and repurchases of common stock was $62,476,000 as of December 31, 1998.

    Cash payments for interest during 1998, 1997 and 1996 were $30,398,000, $27,739,000 and $22,945,000, respectively.

8. STOCKHOLDERS' EQUITY

    In April 1990, the Company's stockholders approved a plan of recapitalization, which resulted in a distribution to stockholders of $864,733,000. The distribution for the recapitalization, net of certain tax benefits, was charged against retained earnings.

    During 1998 and 1997, the Company repurchased 2,296,100 shares of its common stock for $58,880,000 and 2,129,100 shares for $59,307,000, respectively. As of December 31, 1998, the Company had authorization to repurchase up to 5,225,600 additional shares under the current common stock repurchase program, subject to certain restrictions as described in Note 7.

    Each outstanding share of common stock is accompanied by a preferred stock purchase right, which entitles the holder to purchase from the Company 1/100th of a share of Junior Participating Preferred

                            GEORGIA GULF CORPORATION

8. STOCKHOLDERS' EQUITY (CONTINUED)
Stock for $45.00, subject to adjustment in certain circumstances. The rights expire on April 27, 2000 and may be redeemed by the Company for $0.01 per right until ten days following the earlier to occur of the announcement that a person or group beneficially owns 15 percent or more of the Company's outstanding shares of common stock or the commencement of or announcement by any person or group of an intent to commence a tender or exchange offer which would result in any person or group beneficially owning 15 percent or more of the Company's outstanding shares of common stock (the earliest of any such date, the "Distribution Date"). The rights first become exercisable on the Distribution Date. Subject to certain conditions, if a person or group becomes the beneficial owner of 15 percent or more of the Company's outstanding shares of common stock, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock having a value equal to two times the right's exercise price. In addition, subject to certain conditions, if the Company is involved in a merger or certain other business combination transactions, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the right's exercise price.

    In connection with the stock purchase rights described above, 30,000,000 of the authorized shares of preferred stock are designated Junior Participating Preferred Stock. If issued, the Junior Participating Preferred Stock would be entitled, subject to the prior rights of any senior preferred stock, to a dividend equal to the greater of $0.01 or that which is paid on the common shares.

9. STOCK OPTION AND PURCHASE PLANS

    Options to purchase common stock of the Company have been granted to employees under plans adopted in 1990 and 1998. Under the 1998 Equity and Performance Incentive Plan approved by the Company's stockholders, the Company may grant up to 2,000,000 options to employees and non-employee directors. Option prices are equal to the closing price of the Company's common stock on date of grant. Options vested ratably over a five-year period for the 1990 option plan and vest over a one- or three-year period for the 1998 Equity and Performance Incentive Plan from the date of grant and expire no more than ten years after grant.

    The following is a summary of all stock option information:

                                                                               YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------------
                                                                         1998            1997            1996
                                                                    --------------  --------------  --------------
Options outstanding at beginning of year..........................         768,116         956,561       1,299,031
  Granted at $17.75-$35.25 per share..............................         440,000        --              --
  Exercised.......................................................        (169,830)       (185,045)       (340,770)
  Forfeited or canceled...........................................         (85,900)         (3,400)         (1,700)
                                                                    --------------  --------------  --------------
Options outstanding at year end...................................         952,386         768,116         956,561
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------
Option exercise price per share range.............................  $7.75-$36.50    $7.75-$36.50    $6.36-$36.50
Weighted average exercise price...................................  $        25.75  $        16.13  $        14.54
Weighted average remaining contractual life (in years)............             5.4             3.6             4.4
Options exercisable...............................................         519,386         684,116         830,561
Options available for grant.......................................       1,664,827          18,927          15,527
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

                            GEORGIA GULF CORPORATION

9. STOCK OPTION AND PURCHASE PLANS (CONTINUED)
    The Company's stockholders have approved a qualified, non-compensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a twelve-month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 15 percent of an employee's base salary. In connection with this stock purchase plan, 278,543 shares of common stock are reserved for future issuances. Under this plan and similar plans, 228,585, 140,694 and 152,178 shares of common stock were issued at $13.36, $22.47 and $22.47 per share during 1998, 1997 and 1996, respectively.

    The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees," and complies with SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes. Under these provisions, no compensation was recognized in 1998, 1997 and 1996 for the Company's stock option plans or its stock purchase plans.

    In accordance with the disclosure requirements of SFAS No. 123, the Company is required to calculate the pro forma compensation cost of all stock options and purchase rights granted after December 31, 1994, using an option pricing model. Stock options granted in 1998 and stock purchase rights granted in connection with the Company's stock purchase plan are subject to this calculation.

    For SFAS No. 123 purposes, the fair value of each stock option and stock purchase right for 1998, 1997 and 1996 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.44 percent, 5.66 percent and 5.09 percent; dividend yields of 1.00 percent, 1.20 percent and 1.04 percent; and expected volatilities of 0.32, 0.23 and 0.30. The expected life of a right and option was assumed to be one year and three years, respectively, for all years. Using these assumptions, the fair market value of the stock option grants for 1998 was $3,493,000. Also using these assumptions, the fair values of the stock purchase plan rights for 1998, 1997 and 1996 were $1,224,000, $977,000 and $1,062,000, respectively. Had compensation cost been determined consistently with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per common share would have been the following pro forma amounts:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA                                                  1998       1997       1996
---------------------------------------------------------------------------------  ---------  ---------  ---------
Net income
  As reported....................................................................  $  56,279  $  81,201  $  71,620
  Pro forma......................................................................     53,317     80,594     70,962
Basic earnings per share
  As reported....................................................................  $    1.79  $    2.41  $    2.00
  Pro forma......................................................................       1.69       2.40       1.98
Diluted earnings per share
  As reported....................................................................  $    1.77  $    2.39  $    1.98
  Pro forma......................................................................       1.68       2.37       1.96

                            GEORGIA GULF CORPORATION

10. EMPLOYEE BENEFIT PLANS

    The Company has certain pension, savings and profit sharing plans that cover substantially all of its employees. The expense incurred for these plans was approximately $2,434,000, $3,798,000 and $4,522,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Most employees are covered by defined contribution plans under which the Company makes contributions to individual employee accounts and by defined benefit plans for which the benefits are based on years of service and the employee's compensation or for which the benefit is a specific monthly amount for each year of service. The Company's policy on funding the defined benefit plans is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution.

    During 1998, the Company restructured several of its executive benefit plans whereby certain plan benefits were replaced by new retirement agreements funded by life insurance contracts. The elimination of the benefits under the previous plans resulted in a reduction to pension expense for 1998 of $1,520,000. The total expense related to the new agreements in 1998 was $693,000, which represented the current year cost of the insurance contracts, net of the increase in the cash surrender value of the contracts.

    In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

    On a weighted average basis, the following assumptions were used in the accounting for the net periodic benefit costs and for the defined benefit plans:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
WEIGHTED AVERAGE RATES                                               1998       1997       1996
-----------------------------------------------------------------  ---------  ---------  ---------
Discount rate....................................................      7.00%      7.25%      7.50%
Expected return on plan assets...................................      9.00%      9.00%      9.00%
Rate of compensation increase....................................      5.50%      5.50%      5.50%

    The amount of net periodic benefit cost recognized includes the following components:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
IN THOUSANDS                                                      1998       1997       1996
--------------------------------------------------------------  ---------  ---------  ---------
Components of periodic benefit cost:
  Service cost................................................  $   1,946  $   1,765  $   2,060
  Interest cost...............................................      3,156      2,867      2,730
  Expected return on assets...................................     (4,808)    (4,034)    (3,503)
  Amortization of:
    Transition obligation.....................................        343        343        343
    Prior service cost........................................        103        103        103
    Actuarial gain............................................       (634)      (478)      (185)
                                                                ---------  ---------  ---------
                                                                      106        566      1,548
  Settlement benefit..........................................     (1,520)    --         --
                                                                ---------  ---------  ---------
Total net periodic benefit (income) cost......................  $  (1,414) $     566  $   1,548
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                            GEORGIA GULF CORPORATION

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The reconciliation of the beginning and ending balances of the benefit obligation for the Company's defined benefit plans and the fair value of plan assets were as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
  IN THOUSANDS                                                              1998       1997
------------------------------------------------------------------------  ---------  ---------
Change in benefit obligation:
  Net benefit obligation at beginning of year...........................  $  42,590  $  37,729
  Service cost..........................................................      1,946      1,765
  Interest cost.........................................................      3,156      2,867
  Actuarial loss........................................................        721      1,220
  Settlements...........................................................     (2,410)    --
  Gross benefits paid...................................................       (918)      (991)
                                                                          ---------  ---------
Net benefit obligation at end of year...................................  $  45,085  $  42,590
                                                                          ---------  ---------
Change in plan assets:
  Fair value of plan assets at beginning of year........................  $  53,705  $  45,093
  Actual return on plan assets..........................................      8,567      9,369
  Employer contributions................................................        282        234
  Gross benefits paid...................................................       (918)      (991)
                                                                          ---------  ---------
Fair value of plan assets at end of year................................  $  61,636  $  53,705
                                                                          ---------  ---------
                                                                          ---------  ---------

    The funded status of the Company's defined benefit plans and the amounts recognized in the statement of financial position were as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
  IN THOUSANDS                                                              1998       1997
------------------------------------------------------------------------  ---------  ---------
Reconciliation of funded status:
  Funded status at end of year..........................................  $  16,551  $  11,115
  Unrecognized net actuarial gain.......................................    (18,847)   (15,941)
  Unrecognized prior service cost.......................................        264        754
  Unrecognized net transition obligation................................      2,227      2,571
                                                                          ---------  ---------
Net amount recognized at end of year....................................  $     195  $  (1,501)
                                                                          ---------  ---------
                                                                          ---------  ---------
Amounts recognized in the statement of financial position:
  Prepaid benefit cost..................................................  $   4,702  $   4,047
  Accrued benefit cost..................................................     (4,507)    (5,548)
  Additional minimum liability..........................................       (574)      (672)
  Intangible asset......................................................        574        672
                                                                          ---------  ---------
Net amount recognized at end of year....................................  $     195  $  (1,501)
                                                                          ---------  ---------

                            GEORGIA GULF CORPORATION

11. INCOME TAXES

    The provision for income taxes was as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
  IN THOUSANDS                                                   1998       1997       1996
-------------------------------------------------------------  ---------  ---------  ---------
Current:
  Federal....................................................  $   6,057  $  34,320  $  35,903
  State......................................................       (697)     3,581      3,882
                                                               ---------  ---------  ---------
                                                                   5,360     37,901     39,785
                                                               ---------  ---------  ---------
Deferred:
  Federal....................................................     24,497     10,141      2,884
  State......................................................      3,549      1,525      1,218
                                                               ---------  ---------  ---------
                                                                  28,046     11,666      4,102
                                                               ---------  ---------  ---------
Provision for income taxes...................................  $  33,406  $  49,567  $  43,887
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows:

                                                                              YEAR ENDED DECEMBER 31,
                                                                          -------------------------------
IN THOUSANDS                                                                1998       1997       1996
------------------------------------------------------------------------  ---------  ---------  ---------
Statutory federal income tax rate.......................................       35.0%      35.0%      35.0%
State income taxes, net of federal benefit..............................        2.1        2.5        2.9
Other...................................................................        0.1        0.4        0.1
                                                                                ---        ---        ---
Effective income tax rate...............................................       37.2%      37.9%      38.0%
                                                                                ---        ---        ---
                                                                                ---        ---        ---

    Cash payments for income taxes during 1998, 1997 and 1996 were $11,004,000, $38,124,000 and $28,685,000, respectively.

    The Company's net deferred tax liability consisted of the following major items:

                                                                             DECEMBER 31,
                                                                        ----------------------
  IN THOUSANDS                                                             1998        1997
----------------------------------------------------------------------  ----------  ----------
Deferred tax assets:
  Receivables.........................................................  $      710  $      858
  Inventories.........................................................       1,316       1,691
  Vacation accruals...................................................       1,403       1,393
  Other...............................................................       3,063       3,467
                                                                        ----------  ----------
    Total deferred tax assets.........................................       6,492       7,409
Deferred tax liability:
  Property, plant and equipment.......................................     (89,347)    (65,520)
  Other...............................................................      (3,302)     --
                                                                        ----------  ----------
Net deferred tax liability............................................  $  (86,157) $  (58,111)
                                                                        ----------  ----------
                                                                        ----------  ----------

                            GEORGIA GULF CORPORATION

11. INCOME TAXES (CONTINUED)
    Management believes, based on its history of operating earnings and expectations for the future, that future taxable income will be sufficient to fully utilize deferred tax assets at December 31, 1998.

12. COMMITMENTS AND CONTINGENCIES

    LEASES--The Company leases railcars, storage terminals, computer equipment, manufacturing facilities and warehouse and office space under noncancelable operating leases with varying maturities through the year 2010. Future minimum payments under these noncancelable operating leases as of December 31, 1998 were $23,301,000 for 1999, $16,735,000 for 2000, $6,575,000 for 2001, $5,469,000 for
2002, $4,317,000 for 2003 and $14,086,000 thereafter. Total lease expense was approximately $25,734,000, $16,414,000 and $13,275,000 for the years ended
December 31, 1998, 1997 and 1996, respectively.

    The Company makes lease payments under an operating lease agreement for a 250-megawatt cogeneration facility at the Company's Plaquemine, Louisiana complex. The total cost of assets covered by the lease is $115,000,000. The initial lease term, which began in October 1997, is three years with options to renew the lease for two one-year periods and to purchase the facility at its estimated fair market value at any time during the lease term. The lease provides for substantial residual value guarantees by the Company at the termination of the lease if the then estimated fair value of the facility is not recovered by the owner via sale to a third party.

    PURCHASE COMMITMENTS--The Company has certain take-or-pay raw material purchase agreements with various terms extending through 2014. The aggregate amount of the fixed and determinable portion of the required payments under these agreements as of December 31, 1998 was $7,143,000 for each of the years from 1999 through 2007 and 4,648,000 for the year 2008.

    LEGAL PROCEEDINGS--The Company is a party to numerous individual and several class-action lawsuits filed against the Company, among other parties, arising out of an incident that occurred in September 1996 in which workers were exposed to a chemical substance on the Company's premises in Plaquemine, Louisiana. The substance was later identified to be a form of mustard agent, a chemical which is not manufactured as part of the Company's ordinary operations, but instead occurred as a result of an unforeseen chemical reaction. The Company presently believes there are approximately 2,000 plaintiffs, of which approximately 650 are workers claiming to have been on-site at the time of the incident. All of the actions claim one or more forms of compensable damages, including past and future wages, past and future physical and emotional pain and suffering, and medical monitoring. The lawsuits were originally filed in Louisiana State Court in Iberville Parish.

    Discovery has been occurring in these cases. The Company continues to develop information relating to the extent of damages suffered, as well as evaluating the merit of such claims, defenses available and liability of other persons.

    In September 1998, the plaintiffs filed amended petitions that added the additional allegations that the Company had engaged in intentional conduct against the plaintiffs. These additional allegations raised a coverage issue under the Company's general liability insurance policies. In December 1998, as required by the terms of the insurance policies, the insurers demanded arbitration to determine whether coverage is required for the alleged intentional conduct in addition to the coverage applicable to the other allegations of the case. The date for the arbitration has not yet been established.

                            GEORGIA GULF CORPORATION

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    As a result of the arbitration relating to the insurance issue, as permitted by federal statute, the insurers removed the cases to United States District Court in December 1998. The plaintiffs filed motions contesting the jurisdiction of the federal court and seeking to remand the cases back to state court, and a hearing on the issue was held in federal court on January 15, 1999. By order entered March 2, 1999, the federal court denied the plantiff's motion to remand the cases back to state court and retained federal jurisdiction.

    Settlements have been reached with approximately 260 of the original workers, including the majority of those claimants believed to be the most severely injured, and the settled cases have been or will be dismissed. Additionally, settlements have been reached or are being negotiated with other parties named as defendants whereby such parties have made, or are being requested to make, contributions to the recoveries made by the plaintiffs. Negotiations for the resolution of the remaining claims are continuing.

    Notwithstanding the foregoing, the Company is asserting and pursuing defenses to the claims. Based on the present status of the proceedings, the Company believes the liability ultimately imposed will not have a material effect on the financial position or on results of operations of the Company.

    In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. Management believes that the ultimate liability, if any, with respect to these other claims and legal actions, will not have a material effect on the financial position or on results of operations of the Company.

                            GEORGIA GULF CORPORATION

13. SIGNIFICANT CUSTOMER AND EXPORT SALES

    SIGNIFICANT CUSTOMER--The Company has supply contracts, subject to certain limitations, for a substantial percentage of Georgia-Pacific Corporation's requirements for certain chemicals at prices approximating market. These supply contracts have various expiration dates (depending on the product) from 1999 through 2003 and may be extended year-to-year upon expiration. The sales to Georgia-Pacific Corporation under these supply contracts for the years ended December 31, 1998, 1997 and 1996 amounted to approximately 11 percent, 12 percent and 15 percent of net sales, respectively. Receivables outstanding from these sales were $6,866,000 and $11,807,000 at December 31, 1998 and 1997,
respectively.

    EXPORT SALES--Export sales were approximately 17 percent, 15 percent and 12 percent of the Company's net sales for the years ended December 31, 1998, 1997 and 1996, respectively. The principal international markets served by the Company include Canada, Mexico, Latin America, Europe and Asia.

14. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company entered into two interest rate swap agreements in June 1995, for a total notional amount of $100,000,000 maturing in June 2002, to fix the interest rate on the term loan. The fixed interest rate paid on the two interest rate swap agreements was 6.31 percent, while the floating interest rate received averaged 5.68 percent for 1998 and 1997. The Company also entered into an interest rate swap agreement for a notional amount of $100,000,000 as a cash flow hedge for the cogeneration facility operating lease agreement. This interest rate swap agreement became effective in August 1997 and will mature in August 2002 with a fixed interest rate of 5.88 percent. The floating interest rate received averaged 5.62 percent and 5.73 percent for 1998 and 1997, respectively.

    In June 1998, the Company filed a shelf registration with the Securities and Exchange Commission for the issuance of $200,000,000 of long-term bonds. Shortly after the filing, the Company entered into an agreement to lock in interest rates on a portion of the long-term bonds. During the third quarter of 1998, treasury yields dropped to their lowest levels in 30 years, while at the same time, investors' preference for treasury bonds and weakened demand for corporate bonds limited the Company's ability to issue longer term bonds. As a result, the Company's plans to issue long-term bonds were postponed indefinitely and the interest rate lock agreements were terminated, resulting in a pretax loss of $9,500,000 in the third quarter of 1998.

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

    DEBT--The fair value of the 7 5/8% notes was based on quoted market prices. The carrying amounts of the revolving credit loan and the term loan were assumed to approximate fair value due to the floating market interest rates to which the respective agreements are subject.

    INTEREST RATE SWAP AGREEMENTS--The fair value of the interest rate swap agreements was estimated by obtaining quotes from brokers.

                            GEORGIA GULF CORPORATION

14. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The estimated fair value of financial instruments was as follows:

                                                                                    DECEMBER 31,
                                                                   ----------------------------------------------
                                                                            1998                    1997
                                                                   ----------------------  ----------------------
                                                                    CARRYING      FAIR      CARRYING      FAIR
  IN THOUSANDS                                                       AMOUNT      VALUE       AMOUNT      VALUE
-----------------------------------------------------------------  ----------  ----------  ----------  ----------
  Debt:
    Revolving credit loan........................................  $  223,000  $  223,000  $  155,000  $  155,000
    Term loan....................................................     100,000     100,000     100,000     100,000
    7 5/8% notes due 2005........................................     100,000      99,700     100,000     102,419
    Other........................................................      36,475      36,475      38,040      38,040
  Interest rate swap agreements in payable position..............      --          (6,412)     --            (971)
                                                                   ----------  ----------  ----------  ----------

15. EARNINGS PER SHARE

    Income available to common stockholders, the numerator in the basic and diluted earnings per share computations, was $56,279,000, $81,201,000 and $71,620,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The following table reconciles the denominator for the basic and diluted earnings per share computations shown on the consolidated statements of income:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
IN THOUSANDS                                                         1998       1997       1996
-----------------------------------------------------------------  ---------  ---------  ---------
Weighted average common shares...................................     31,474     33,629     35,759
Plus incremental shares from assumed conversions:
  Options........................................................        217        289        446
  Employee stock purchase plan rights............................         96         29         43
                                                                   ---------  ---------  ---------
Weighted average common shares and equivalents...................     31,787     33,947     36,248
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

16. DISPOSITION

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

17. ACQUISITION

    On May 11, 1998, the Company acquired all the issued and outstanding common stock of North American Plastics, Inc., a privately held manufacturer of flexible vinyl compounds with a production capacity of 190,000,000 pounds. North American Plastics has two manufacturing locations in Mississippi and generated approximately $90,000,000 in revenue in 1997. Its vinyl compounds are used in wire and

                            GEORGIA GULF CORPORATION

17. ACQUISITION (CONTINUED)
cable for construction, automobiles and appliances, as well as various other consumer and industrial products.

    The stock of North American Plastics was acquired in exchange for net cash consideration of $99,902,000 plus the assumption of $500,000 in debt. The cash portion of the acquisition was financed with proceeds from the Company's existing revolving credit facility. The transaction was accounted for as a purchase, and the consideration exchanged exceeded the fair market value of the net tangible assets of North American Plastics by $86,725,000. This excess was allocated to goodwill and is being amortized on a straight-line basis over a period of 35 years. The results of operations of the acquired business have been included in the Company's consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition was not significant.

18. SEGMENT INFORMATION

    SFAS NO. 131--"Disclosures about Segments of an Enterprise and Related Information" became effective for fiscal year 1998 and for all succeeding interim reporting periods. In accordance with the requirements of SFAS No. 131, the Company has identified three reportable segments through which it conducts its operating activities: chlorovinyls, aromatics and gas chemicals. These three segments reflect the organization used by Company management for internal reporting. The chlorovinyls segment is a highly integrated chain of products which includes chlorine, caustic soda, vinyl chloride monomer and vinyl resins and compounds. The aromatics segment is also vertically integrated and includes cumene and the co-products phenol and acetone. The third product segment, gas chemicals, includes methanol and, prior to July 1997, the Company's oil and gas exploration activities. See Note 16 for a description of the Company's disposition of its oil and gas operations.

    Earnings of industry segments exclude interest income and expense, unallocated corporate expenses and general plant services, provision for income taxes, and income and expense items reflected as "other income (expense)" on the Company's consolidated statements of income. Intersegment sales and transfers are insignificant.

    Identifiable assets consist of plant and equipment used in the operations of the segment, as well as inventory, receivables and other assets directly related to the segment. Corporate and general plant service assets include cash, certain corporate receivables, data processing equipment and spare parts inventory as well as property (i.e., land) on which the manufacturing plants are located. The Company has no significant assets located outside of the United States.

                            GEORGIA GULF CORPORATION

18. SEGMENT INFORMATION (CONTINUED)
INDUSTRY SEGMENTS

                                                                                        CORPORATE AND
                                                                               GAS      GENERAL PLANT
IN THOUSANDS                                      CHLOROVINYLS AROMATICS    CHEMICALS     SERVICES       TOTAL
------------------------------------------------  -----------  ----------  -----------  -------------  ----------
YEAR ENDED DECEMBER 31, 1998:
Net sales.......................................   $ 515,411   $  309,881   $  49,726    $   --        $  875,018
Operating income (loss).........................      80,168       73,417      (8,958)       (14,624)(1)    130,003
Depreciation and amortization...................      26,488       13,724       1,767          3,739       45,718
Capital expenditures............................      18,721        3,312         505          3,368       25,906
Total assets....................................     429,757      144,154      16,116         79,734      669,761
                                                  -----------  ----------  -----------  -------------  ----------
YEAR ENDED DECEMBER 31, 1997:
Net sales.......................................   $ 492,651   $  373,698   $  99,301    $   --        $  965,650
Operating income (loss).........................      69,786       71,095      24,318        (18,398)(1)    146,801
Depreciation and amortization...................      21,544       10,751       2,463          3,113       37,871
Capital expenditures............................      23,282       20,431       2,859         10,019       56,591
Total assets....................................     348,865      172,309      26,994         64,535      612,703
                                                  -----------  ----------  -----------  -------------  ----------
YEAR ENDED DECEMBER 31, 1996:
Net sales.......................................   $ 510,924   $  306,385   $  78,877    $   --        $  896,186
Operating income (loss).........................      83,166       56,021       9,919        (12,833)(1)    136,273
Depreciation and amortization...................      16,253       11,744       9,110          2,324       39,431
Capital expenditures............................      88,301       27,937       2,934            723      119,895
                                                  -----------  ----------  -----------  -------------  ----------

------------------------

(1) Includes shared services, administrative and legal expense, along with the cost of the Company's receivables program.

GEOGRAPHIC AREAS

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
IN THOUSANDS                                                  1998        1997        1996
---------------------------------------------------------  ----------  ----------  ----------
Net sales:
Domestic.................................................  $  727,390  $  819,152  $  786,976
Foreign..................................................     147,628     146,498     109,210
                                                           ----------  ----------  ----------
Total....................................................  $  875,018  $  965,650  $  896,186
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

                            GEORGIA GULF CORPORATION

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following table sets forth certain quarterly financial data for the periods indicated:

                                                                     FIRST       SECOND      THIRD       FOURTH
IN THOUSANDS, EXCEPT PER SHARE DATA                                 QUARTER     QUARTER     QUARTER     QUARTER
-----------------------------------------------------------------  ----------  ----------  ----------  ----------
1998
Net sales........................................................  $  232,705  $  225,555  $  220,465  $  196,293
Gross margin.....................................................      45,006      44,563      45,643      37,441
Operating income.................................................      34,261      34,116      33,624      28,002
Net income.......................................................      16,956      16,506      10,175(1)     12,642(2)
Basic earnings per share.........................................        0.52        0.52        0.33        0.41
Diluted earnings per share.......................................        0.52        0.52        0.33        0.41
Dividends per common share.......................................        0.08        0.08        0.08        0.08
1997
Net sales........................................................  $  239,225  $  258,208  $  235,915  $  232,302
Gross margin.....................................................      35,765      51,778      53,640      51,338
Operating income.................................................      24,667      39,904      42,304      39,926
Net income.......................................................      12,061      20,580      27,724(3)     20,836
Basic earnings per share.........................................        0.35        0.61        0.83        0.63
Diluted earnings per share.......................................        0.35        0.60        0.83        0.63
Dividends per common share.......................................        0.08        0.08        0.08        0.08
                                                                   ----------  ----------  ----------  ----------

------------------------

(1) Includes a loss on an interest hedge agreement, which resulted in a decrease to net income of $6,014,000.

(2) Includes adjustments to reduce maintenance expense by $3,200,000 after-tax for the deferment of certain plant turnarounds and a reduction of pension expense by $1,345,000 after-tax primarily for a restructuring of the executive benefit plan.

(3) Includes a gain from the sale of certain oil and gas properties, which resulted in an increase to net income of $5,300,000.

                              REPORT OF MANAGEMENT

                            GEORGIA GULF CORPORATION

TO THE STOCKHOLDERS OF GEORGIA GULF CORPORATION:

    The accompanying consolidated financial statements of Georgia Gulf Corporation are the responsibility of and have been prepared by the Company in conformity with generally accepted accounting principles. The financial information displayed in other sections of this 1998 Annual Report is consistent with the consolidated financial statements.

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

Richard B. Marchese
VICE PRESIDENT FINANCE,
CHIEF FINANCIAL OFFICER AND TREASURER
February 12, 1999

                              REPORT OF MANAGEMENT

                            GEORGIA GULF CORPORATION

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF GEORGIA GULF CORPORATION:

    We have audited the accompanying consolidated balance sheets of Georgia Gulf Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Gulf Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 12, 1999

                                   DIRECTORS

                            GEORGIA GULF CORPORATION

JAMES R. KUSE                                  DENNIS M. CHORBA
CHAIRMAN OF THE BOARD,                         RETIRED VICE PRESIDENT, GENERAL COUNSEL
Retired Chief Executive Officer                Georgia Gulf Corporation
Georgia Gulf Corporation

JERRY R. SATRUM                                ROBERT E. FLOWERREE*
RETIRED CHIEF EXECUTIVE OFFICER                RETIRED CHAIRMAN OF THE BOARD
Georgia Gulf Corporation                       Georgia-Pacific Corporation

EDWARD A. SCHMITT                              CHARLES T. HARRIS III
PRESIDENT AND CHIEF EXECUTIVE OFFICER          LIMITED PARTNER
Georgia Gulf Corporation                       Goldman Sachs Group, L.P.

JOHN D. BRYAN                                  EDWARD S. SMITH*
RETIRED VICE PRESIDENT OPERATIONS              RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Georgia Gulf Corporation                       Omark Industries

*   Audit Committee

                                    OFFICERS
                            GEORGIA GULF CORPORATION

EDWARD A. SCHMITT                              MARK J. SEAL
PRESIDENT AND CHIEF EXECUTIVE OFFICER          VICE PRESIDENT, POLYMER GROUP

RICHARD B. MARCHESE                            THOMAS G. SWANSON
VICE PRESIDENT FINANCE, CHIEF FINANCIAL        VICE PRESIDENT, COMMODITY CHEMICALS GROUP
OFFICER AND TREASURER

JOEL I. BEERMAN
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CORPORATE INFORMATION
GEORGIA GULF CORPORATION

CORPORATE HEADQUARTERS
400 Perimeter Center Terrace
Suite 595
Atlanta, Georgia 30346
(770) 395-4500

AUDITORS
Arthur Andersen LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR
Wachovia Shareholder Services
c/o Boston Equiserve, L.P.
P.O. Box 8217
Boston, Massachusetts 02266-8217
1-800-633-4236
Changes of address, questions regarding lost certificates, requests for changes in registration and other general correspondence concerning stockholder accounts should be directed to the Transfer Agent.

ANNUAL MEETING
The Annual Meeting of Stockholders of Georgia Gulf Corporation will be held in the Conference Center of the South Terraces Building, 115 Perimeter Center Place, Atlanta, Georgia, on Tuesday, May 18, 1999 at 1:30 p.m. Stockholders are cordially invited to attend.

DIVIDEND POLICY
Dividends on Georgia Gulf Corporation's common stock are usually declared quarterly by the Board of Directors and paid shortly thereafter.

FINANCIAL INFORMATION
Complimentary copies of Georgia Gulf Corporation's Form 10-K and other reports filed with the Securities and Exchange Commission are available upon request. Security analysts, investment managers and others seeking financial information about the Company are invited to contact:

          Nancy O'Donnell
          Director, Investor Relations
          Phone: (770) 395-4587
          Fax: (770) 395-4506
          E-mail: odonnelln@ggc.com

COMMON STOCK DATA
Georgia Gulf Corporation's common stock is listed on the New York Stock Exchange under the symbol "GGC." At December 31, 1998, there were 1,130 stockholders of record. The following table sets forth the New York Stock Exchange high, low and closing stock prices for the Company's common stock for the years 1998 and 1997.


                            -------------------------------------------------
IN DOLLARS                          HIGH            LOW            CLOSE
-----------------------------------------------------------------------------
                            -------------------------------------------------
1998
First quarter                  36-3/4               27              27-1/8
Second quarter                 27-11/16             22-1/4          22-13/16
Third quarter                  23-1/4               14-1/2          15-5/8
Fourth quarter                 19-11/16             14-11/16        16-1/16
-----------------------------------------------------------------------------

1997
First quarter                  29                   24-3/4          25-1/4
Second quarter                 29-1/2               23              29-1/16
Third quarter                  33-1/2               27-3/4          30-5/8
Fourth quarter                 32-3/8               28-1/2          30-5/8
-----------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS
This annual report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's outlook for future periods, supply and demand, pricing trends and market forces within the chemical industry, cost reduction strategies and their results, planned capital expenditures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.
     Predictions of future results contain a measure of uncertainty and, accordingly, actual results could differ materially due to various factors. Factors that could change forward-looking statements are, among others, changes in the general economy, changes in demand for the Company's products or increases in overall industry capacity that could affect production volumes and/or pricing, changes and/or cyclicality in the industries to which the Company's products are sold, availability and pricing of raw materials, technological changes affecting production, difficulty in plant operations and product transportation, governmental and environmental regulations and other unforeseen circumstances.

[RECYCLE LOGO] This annual report is printed in its entirety on recycled paper. Design: Critt Graham + Associates, Atlanta. Photography: Peter Vidor, Deborah Whitlaw